Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

June 2, 20

04030716

SUPPL

RECEIVED
2004 JUN 14 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Stop 3-2
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

PROCESSED
JUN 15 2004
THOMSON
FINANCIAL

ESF:bam

Enclosure

dlw 6/15

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

June 2, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________
Yoshio Itaya
General Manager of
Finance and Accounting Department

Enclosure

File Number: 82-34668

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

1. Annual Report for the year ended December 31, 2003 (Attachment 1)

B. Japanese Language Documents.

1. Annual Securities Report, dated March 25, 2004, for the fiscal period commencing April 1, 2003, and ending December 31, 2003 (Brief description of which is set forth in Exhibit B)

2. Securities Registration Statement

   a. Securities Registration Statement, dated March 25, 2004, with respect to the issuance of stock acquisition rights (*shinkabu yoyaku ken*) (Brief description of which is set forth in Exhibit B)

   b. Amendment to the Securities Registration Statement, dated April 5, 2004 (Brief description of which is set forth in Exhibit B)

3. Report, dated March 9, 2004, on the status of purchase of its own shares by the Company for the period from February 1, 2004 through February 29, 2004 (Brief description of which is set forth in Exhibit B)

4. Report, dated April 13, 2004, on the status of purchase of its own shares by the Company for the period from March 1, 2004 through March 25, 2004 (Brief description of which is set forth in Exhibit B)

5. Overview of consolidated company performance (unaudited) for the first quarter of 2004, dated April 27, 2004 (English translation as Attachment 2)

6. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Chugai to Grant Stock Options (Stock Acquisition Rights)" dated March 25, 2004 (English translation as Attachment 3)

   b. Document titled "Notice Concerning the Amount to be paid Upon Exercise of the Stock Options (Stock Acquisition Rights)" dated April 5, 2004 (English translation as Attachment 4)

c. Document titled "First quarter exceeds expectations: 15% rise in sales results in further market share gains; Avastin successfully launched in United States" dated April 21, 2004, with respect to business results of F. Hoffman-La Roche Ltd. of the first quarter of 2004 (English translation as Attachment 5)

d. Document titled "Announcement of a Complaint filed against Chugai" dated May 12, 2004 (English translation as Attachment 6)

e. Document titled "Notice of Early Retirement Program" dated May 18, 2004 (English translation as Attachment 7)

7. Press releases

a. Press release titled "New Product Release of the "Varsan Chokugeki Jet" Zero In On Cockroaches With a Newly Developed, High-Powered / Direct-Hit Blast Nozzle" dated March 1, 2004 (English translation as Attachment 8)

b. Press release titled "Contribution of Para-transit Vehicles to Welfare Services" dated March 11, 2004 (English translation as Attachment 9)

c. Press release titled "Launch of the Topical Analgesic Anti-Inflammatory Drug "Zenol EXUM® SX"" dated April 21, 2004 (English translation as Attachment 10)

d. Press release titled "Mr. Kiyoshiro Imawano Selected As New Guronsan Brand Image Character Country-Wide Advertising Campaign Starting May 17th (Mon)" dated April 22, 2004 (English translation as Attachment 11)

e. Press release titled "Second Research Collaboration between Chugai and Roche" dated April 27, 2004 (English translation as Attachment 12)

f. Press release titled "Scientific Educational Film "Mystery of Erythropoiesis-Bonus from Apoptosis Research" Awarded at the Science and Technology Film Festival and TEPIA High-tech Video Contest," dated April 28, 2004 (English translation as Attachment 13)

g. Press release titled "Launch "EVISTA Tablets 60 mg" (raloxifene hydrochloride) for the treatment of postmenopausal osteoporosis," dated May 11, 2004 (English translation as Attachment 14)

8. Annual business report for the fiscal period commencing April 1, 2003 and ending December 31, 2003 (Brief description of which is set forth in Exhibit B)

9. Convocation notice, dated March 3, 2004, of the annual general meeting of shareholders for the business term ended December 31, 2003 (including balance sheet, profit and loss statement, business report and proposal for appropriation of retained earnings for the fiscal year ended December 31, 2003), reference materials for exercise of voting rights and a voting card (Summary English translation as Attachment 15)

10. Notice of resolution of the 93rd annual general meeting of shareholders, including dividend information, dated March 25, 2004 (Summary English translation as Attachment 16)

11. Voluntary notices or distribution of documents to the shareholders

    a. Presentation materials titled "Chugai R&D," dated May 5 and 6, 2004 (English translation as Attachment 17)

    b. Notice to shareholders and investors concerning a media report on the sales of Estima of EVISTA, dated May 12, 2004 (English translation as Attachment 18)

[End]

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Annual Securities Report (including audited financial statements), dated March 25, 2004, for the fiscal period commencing April 1, 2003, and ending December 31, 2003

Under the Securities and Exchange Law of Japan (the "Securities Law"), the Company, which has its common stock listed on the First Section of the Tokyo Stock Exchange (the "Stock Exchange"), is required to file with the Kanto Local Financial Bureau an Annual Securities Report within three months following the end of each fiscal year, i.e., December 31. An Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Stock Exchange and the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the above-referenced Annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management, for the fiscal year ended December 31, 2003. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended December 31, 2003 are also included in the report.

2. Securities Registration Statement, dated March 25, 2004, with respect to the issuance of stock acquisition rights (*shinkabu yoyaku ken*)

Under the Securities Law, when issuing stock acquisition rights (*shinkabu yoyaku ken*) through a public offering (as defined in the Securities Law) in Japan, the issuer is required to file a Securities Registration Statement (*yuka shoken todokede sho*, a "SRS") with the competent local financial bureau under certain circumstances. A stock acquisition right is a right to have a company issue new shares or transfer treasury shares held by the company to the holder of the stock acquisition right, and is often granted to management or employees of a company as stock option.

The Company filed the SRS with respect to its allotment and issuance of stock acquisition rights to certain directors, executive officers, employees and a director of an overseas subsidiary of the Company, as stock options. The SRS is available for public inspection at the Kanto Local Financial Bureau where it was filed, and the Stock Exchange, as well as the head office and major branch offices of the Company pursuant to the Securities Law.

The above-referenced SRS consists of the following four parts: information concerning securities (including the terms of the offering), information incorporated by reference, information concerning the guarantor company, etc., and special information. As the Company is a reporting company under the Securities Law and satisfies certain requirements prescribed in the Securities Law, the Company is allowed to incorporate by reference certain corporate information contained in the latest annual securities report (*yuka shoken houkoku sho*) and any subsequent extraordinary report filed by the Company, such as details of the Company's business

and financial statements of the Company. The terms of the offering set forth in the SRS include the number of stock acquisition rights, issue price (i.e., nil), terms and conditions of exercise of the stock acquisition rights.

3. Amendment to Securities Registration Statement, dated April 5, 2004

The Company filed the above-referenced Amendment to the Securities Registration Statement, since the amount to be paid upon exercise of stock acquisition rights, and several other matters relating to the issuance of stock acquisition rights mentioned in 2. above were determined on April 5, 2004.

4. Report, dated March 9, 2004, on the status of purchase of its own shares by the Company for the period from February 1, 2004 through February 29, 2004

Under the Commercial Code of Japan, a company can, upon the authorization at its annual general meeting of shareholders, purchase its own shares up to the number authorized by said annual general meeting of shareholders within the aggregate purchase price not exceeding the amount of the profit available for dividend. In light of the foregoing, the Securities Law requires a listed company which has been authorized to purchase its own shares by its annual general meeting of shareholders, to submit with the competent local financial bureau a monthly report (the "Share Purchase Report") on the status of the purchase of its own shares by no later than the 15th day of the following month. A Share Purchase Report filed by a company is made public at a competent local financial bureau, the Stock Exchange, and at the head office and major branch offices of the company pursuant to the Securities Law.

The matters set forth in a Share Purchase Report are (i) the status of the purchase under the resolution of the annual general meeting of shareholders, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (ii) the status of the disposition of the shares purchased by the Company, and (iii) the number of shares held by the Company in treasury.

The above-captioned Share Purchase Report for February, 2004 states that the Company did not purchase any share of the Company during the month of February, and that the number of treasury shares of the Company as of February 29, 2004 is 4,378,144.

5. Report, dated April 13, 2004, on the status of purchase of its own shares by the Company for the period from March 1, 2004 through March 25, 2004

The above-captioned Share Purchase Report for March 2004 states that the Company did not purchase any share of the Company during the month of March, and that the number of treasury shares of the Company as of March 25, 2004 is 4,379,313.

6. Annual business report (including summary annual financial statements) for the fiscal period commencing April 1, 2003 and ending December 31, 2003

An annual business report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced annual business report are a brief summary of business conditions and financial statements. The information contained in this report which is material to an investment decision, including financial information, is also contained in the Annual Report submitted herewith as Attachment 1.

[End]

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Unaudited)
(for the first quarter of fiscal year 2004)

April 27, 2004

Name of Company:	**Chugai Pharmaceutical Co., Ltd.**
Stock Listings:	Tokyo
Security Code No.:	4519
(URL http://www.chugai-pharm.co.jp/english)	
Representative:	Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact:	Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone:	+81-(0) 3-3281-6611

1. Notes to Consolidated Financial Statements

(1) Adoption of simplified method: None

(2) Change in accounting policies: None

(3) Change in scope of consolidation and equity method: None

2. Consolidated Operating Results for the First Quarter of FY 2004 (January 1 – March 31)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2004 (Jan.-Mar.)	¥65,203 million	—	¥9,323 million	—	¥10,914 million	—
FY 2003 (Apr.-Dec.)	¥232,748 million		¥42,719 million		¥43,947 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2004 (Jan.-Mar.)	¥6,484 million	—	¥11.87	¥11.70
FY 2003 (Apr.-Dec.)	¥28,445 million		¥51.73	¥50.94

Note 1. The Company does not present % change for net sales, operating income, recurring profit and net income, because the Company did not disclose the figures for the respective quarter of the previous year.

2. The fiscal year 2003 was a nine-month fiscal period, due to the change in fiscal year-end.

Qualitative Information Regarding Operating Results

Consolidated net sales for the fiscal period under review totaled ¥65,203 million.

In the Company's prescription pharmaceuticals segment, sales of the mainstay offering Epogin®, a recombinant human erythropoietin, and the anti-influenza agent Tamiflu®, as well as other products progressed as forecast. Rituxan®, an anti-tumor agent whose application was expanded in September 2003, and Pegasys®, a chronic hepatitis C treatment brought to market in December 2003, also made progress in penetrating the market. As a result, total sales for this segment amounted to ¥61,958 million.

Regarding nonprescription products, although sales of New Guromont® tonic drink were strong, the commencement of shipments of home-use insecticide Varsan® was scheduled for March onward. Thus, segment sales were held to ¥3,245 million.

Overseas sales, including exports, were to ¥4,438 million, representing 6.8% of the Company's net sales.

Regarding income, operating income totaled ¥9,323 million, recurring profit amounted to ¥10,914 million and quarterly net income was ¥6,484 million. These figures remain in line with the Company's earnings targets in the context of planned sales and outlays for SG&A expenses in the second quarter.

(Reference) Results of operations (Non-Consolidated)

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
1st quarter of FY 2004 (Jan.-Mar.)	¥63,246 million	—	¥8,079 million	—	¥9,857 million	—
FY 2003 (Apr.-Dec.)	¥222,138 million		¥38,451 million		¥40,380 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
1st quarter of FY 2004 (Jan.-Mar.)	¥6,040 million	—	¥11.06	¥10.90
FY 2003 (Apr.-Dec.)	¥27,232 million		¥49.51	¥48.76

(2) Financial conditions (Consolidated)

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
1st quarter of FY 2004 (Jan.-Mar.)	¥399,788 million	¥296,548 million	74.2%	¥542.79
FY 2003 (Apr.-Dec.)	¥405,197 million	¥296,717 million	73.2%	¥542.96

Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
1st quarter of FY 2004 (Jan.-Mar.)	¥10,493 million	¥480 million	¥(7,113) million	¥40,064 million
FY 2003 (Apr.-Dec.)	¥(36,795) million	¥14,413 million	¥(11,582) million	¥36,226 million

Qualitative Information Regarding Financial Condition (Consolidated)

1) Changes in the Company's Financial Condition

Total assets at the end of the first quarter were ¥399,788 million, down ¥5,408 million from the previous fiscal year-end. Total liabilities amounted to ¥102,141 million, a ¥5,434 million decrease that was mainly attributable to the payment of accrued expenses recorded at the previous fiscal year-end. Working capital (current assets minus current liabilities) came to ¥205,009 million, and the current ratio was 484.6%, reflecting the Company's sound financial position. Shareholders' equity totaled ¥296,548 million.

2) Cash Flows

Net cash provided by operating activities during the period under review amounted to ¥10,493 million, supported by such factors as a ¥6,888 million decline in trade receivable, which compensated for a ¥5,576 million increase in inventories.

Net cash provided by investing activities amounted to ¥480 million, reflecting a ¥23,999 million gain on the sale of the marketable securities and a ¥19,998 million expenditure for the acquisition of marketable securities.

Net cash used in financing activities totaled ¥7,113 million, primarily as a result of ¥7,102 million in dividend payouts.

3. Consolidated Outlook for the Fiscal Year Ending December 31, 2004

As results for the first quarter were generally on target, the Company has made no revision to its previously announced outlooks for the first half of the fiscal year and for the full fiscal year.

4. Sales of Mainstay Products

(Millions of Yen)

Figures are rounded off to the nearest 100 million

	Consolidated		Non-Consolidated	
	First Quarter of FY 2004	First Half of FY2004 (Forecasts)	First Quarter of FY 2004	First Half of FY2004 (Forecasts)
Prescription Pharmaceuticals				
Epogin	14,200	32,500	14,200	32,500
Tamiflu	7,200	7,600	7,200	7,600
Neutrogin	6,100	12,400	2,500	6,000
Sigmart	3,700	8,400	3,200	7,300
Alfarol	3,300	7,900	3,300	7,900
Rituxan	3,200	7,700	3,200	7,700
Furtulon	2,600	7,100	2,600	7,100
Kytril	2,100	5,700	2,100	5,700
Herceptin	1,800	3,900	1,800	3,900
Rythmodan	1,500	3,500	1,500	3,500
Suvenyl	1,300	3,600	1,300	3,600
Oxarol	1,300	2,800	1,300	2,800
Euglucon	1,200	2,500	1,200	2,500
Rocephin	900	2,500	900	2,500
Renagel	700	1,700	700	1,700
Pegasys	700	3,900	700	3,900
Xeloda	400	900	400	900
Nonprescription Products				
Guronsan Brand	1,500	3,700	1,500	3,700
Varsan	1,300	4,800	1,300	4,800
Chugai Ichoyaku Brand	200	500	200	500
Export Products				
Neutrogin			1,800	2,600
Sigmart			400	1,000
Ulcerlmin			200	300

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2004			(Reference) As of December 31, 2003		
Assets			%			%
I Current assets:						
Cash and deposits		40,064			36,226	
Trade notes and accounts receivables		106,980			113,861	
Marketable securities		31,474			30,694	
Inventories		58,738			53,156	
Deferred tax assets		9,664			9,502	
Other		12,031			12,711	
Reserve for doubtful accounts		(640)			(648)	
Total current assets		258,313	64.6		255,504	63.1
II Fixed assets:						
1.Tangible fixed assets:						
Buildings and structures	102,633			102,309		
Accumulated depreciation	54,974	47,659		53,988	48,320	
Machinery and vehicles	64,133			64,485		
Accumulated depreciation	45,786	18,346		45,213	19,272	
Furniture and fixtures	33,704			34,003		
Accumulated depreciation	27,153	6,550		27,234	6,769	
Land		10,938			10,938	
Construction in progress		7,673			6,669	
Total tangible fixed assets		91,169			91,969	
2.Intangible fixed assets:		3,104			3,373	
3.Investments and other assets:						
Investment securities		13,125			17,101	
Long-term loans		176			192	
Deferred tax assets		19,428			20,809	
Other		14,770			16,549	
Reserve for doubtful accounts		(300)			(303)	
Total investments and other assets		47,201			54,349	
Total fixed assets		141,475	35.4		149,693	36.9
Total assets		399,788	100.0		405,197	100.0

(Millions of Yen)

Accounts	As of March 31, 2004	%	(Reference) As of December 31, 2003	%
Liabilities		%		%
I Current liabilities:				
Trade notes and accounts payable	19,639		20,709	
Short-term borrowings	2		11	
Other payables	10,071		10,497	
Accrued income taxes	3,462		244	
Deferred tax liabilities	6		3	
Accrued consumption taxes	1,042		284	
Accrued expenses	7,717		14,013	
Reserve for bonuses to employees	8,402		4,226	
Reserve for sales returns	470		498	
Reserve for sales rebates	1,083		2,043	
Other	1,404		3,771	
Total current liabilities	53,303	13.3	56,304	13.9
II Fixed liabilities				
Bonds with warrant	6,312		6,312	
Convertible bonds	3,417		3,438	
Long-term debt	1,000		1,000	
Deferred tax liabilities	20		18	
Reserve for employees' retirement benefits	37,375		39,558	
Reserve for officers' retirement benefits	325		511	
Other	387		434	
Total fixed liabilities	48,837	12.2	51,272	12.7
Total liabilities	102,141	25.5	107,576	26.6
Minority interests				
Minority interests	1,098	0.3	903	0.2
Shareholders' equity				
I Common stock	68,247	17.1	68,237	16.8
II Additional paid-in capital	88,109	22.0	88,099	21.7
III Retained earnings	143,354	35.9	144,062	35.6
IV Net unrealized holding gain on securities	3,137	0.8	2,340	0.6
V Foreign currency translation adjustments	(361)	(0.1)	(85)	(0.0)
VI Treasury stock, at cost	(5,939)	(1.5)	(5,936)	(1.5)
Total shareholders' equity	296,548	74.2	296,717	73.2
Total liabilities, minority interests and shareholders' equity	399,788	100.0	405,197	100.0

Consolidated Statements of Income

(Millions of Yen)

Accounts	First Quarter of FY 2004 (Jan. 1, 2004 – Mar. 31, 2004)			(Reference) FY 2003 (Apr. 1, 2003 – Dec. 31, 2003)		
			%			%
I Net sales		65,203	100.0		232,748	100.0
II Cost of sales		25,067	38.4		83,830	36.0
Gross profit		40,135	61.6		148,917	64.0
Reserve for sales returns		(28)	(0.0)		(288)	(0.1)
Net gross profit		40,164	61.6		149,206	64.1
III Selling, general and administrative expenses		30,840	47.3		106,487	45.7
Operating income		9,323	14.3		42,719	18.4
IV Non-operating income:						
Interest income	131			321		
Dividend income	0			101		
Life insurance dividends received	446			24		
Patent royalties	278			736		
Redemption of R&D expenses	—			698		
Gain on derivatives	—			521		
Gain on foreign exchange	783			—		
Other	751	2,391	3.6	900	3,305	1.4
V Non-operating expenses:						
Interest expense	98			210		
Loss on disposal of fixed assets	122			397		
Reserve for doubtful accounts	25			7		
Loss on inventories	14			130		
Loss on foreign exchange	—			821		
Loss on derivatives	411			—		
Other	128	800	1.2	510	2,077	0.9
Recurring profit		10,914	16.7		43,947	18.9
VI Extraordinary gain:						
Gain on sales of investment securities	—			1,312		
Fee of licensing agreement	—			3,294		
Profit from sales of fixed assets	—	—	—	3,466	8,073	3.5
VII Extraordinary loss:						
Office closing costs	—	—	—	2,777	2,777	1.2
Income before income taxes and minority interests		10,914	16.7		49,243	21.2
Income taxes:						
Current	3,463			16,533		
Deferred	672	4,136	6.3	3,263	19,796	8.5
Minority interests		292	0.5		1,000	0.5
Net Income		6,484	9.9		28,445	12.2

Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	First Quarter of FY 2004 (Jan. 1, 2004 – Mar. 31, 2004)		(Reference) FY 2003 (Apr. 1, 2003 – Dec. 31, 2003)	
(Additional paid-in capital)				
I Additional paid-in capital at beginning of year		88,099		88,077
II Increase in Additional paid-in capital				
Conversion of convertible bonds	10		21	
Gain on disposal of treasury stock	0	10	0	21
III Additional paid-in capital at ending balance		88,109		88,099
(Retained earnings)				
I Retained earnings at beginning of year		144,062		120,114
II Increase in retained earnings				
Net income	6,484	6,484	28,445	28,445
III Decrease in retained earnings				
Dividends paid	7,102		4,404	
Bonuses to directors	90	7,192	93	4,497
III Retained earnings at end of year		143,354		144,062

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	First Quarter of FY 2004 (Jan. 1, 2004 – Mar. 31, 2004)	(Reference) FY 2003 (Apr. 1, 2003- Dec. 31, 2003)
I Cash flows from operating activities		
Income before income taxes and minority interests	10,914	49,243
Depreciation and amortization	3,442	10,513
Decrease in reserve for employees' retirement benefits	(2,183)	(2,749)
Interest and dividend income	(131)	(422)
Interest expense	98	210
Loss on disposal of fixed assets	122	397
Profit from sales of fixed assets	—	(3,466)
Loss on sales and revaluation of investment securities	(188)	(1,275)
Decrease (increase) in notes and accounts receivable	6,888	(16,175)
Increase in inventories	(5,576)	(12,364)
(Decrease) increase in notes and accounts payable	(1,064)	3,653
Increase (decrease) in accrued consumption taxes	757	(1,429)
Other	(2,211)	(9,491)
Subtotal	10,867	16,643
Interest and dividends received	131	422
Interest paid	(93)	(215)
Income taxes paid	(413)	(53,646)
Income taxes reimbursement	0	—
Net cash provided by (used in) operating activities	10,493	(36,795)
II Cash flows from investing activities		
Purchases of marketable securities	(19,998)	(40,896)
Proceeds from sales of marketable securities	23,999	62,396
Purchases of investment securities	(1)	(1,802)
Proceeds from sales of investment securities	698	3,893
Purchases of fixed assets	(4,250)	(15,973)
Proceeds from sales of fixed assets	11	7,242
Net decrease (increase) in short-term loans	5	(4)
Net decrease in long-term loans	16	6
Additional acquisition of shares of consolidated subsidiaries	—	(448)
Net cash provided by investing activities	480	14,413
III Cash flows from financing activities		
Net decrease in long-term debt	(9)	(1,302)
Redemption of bonds	(0)	(0)
Net increase in treasury stock	(2)	(5,867)
Cash dividends paid to shareholders of parent company	(7,102)	(4,404)
Cash dividends paid to minority shareholders	—	(7)
Net cash used in financing activities	(7,113)	(11,582)
IV Effect of exchange rate changes on cash and cash equivalents	(22)	(332)
V Net increase (decrease) in cash and cash equivalents	3,838	(34,296)
VI Cash and cash equivalents at beginning of year	36,226	70,593
VII Cash decrease resulting from exclusion of subsidiaries from consolidation	—	(70)
VIII Cash and cash equivalents at end of year	40,064	36,226

(Reference) Development Pipeline

In the Company's clinical development of prescription pharmaceuticals during the period under review, in February 2004 phase III double-blind tests were commenced for MRA, a humanized anti-human IL-6 receptor monoclonal antibody (expected indication: rheumatoid arthritis, prospective trade name: Actemra™ injection) and phase III testing commenced for the recombinant human erythropoietin preparation EPOCH (expected indication: cancer chemotherapy associated anemia). In addition, import approval was obtained and price was listed in January and April 2004, respectively, for the selective estrogen receptor modulator LY139481- HCl (generic name: raloxifene hydrochloride; expected indication: postmenopausal osteoporosis; product name: Evista® tablet; applicant: Eli Lilly Japan K.K.), which had been applied for in June 2002. The Company plans to bring the product to market in May 2004.

At present, Chugai is waiting for approval of manufacturing (import) applications filed in Japan for seven development projects, including the aforementioned MRA (expected indication: Castleman's disease). Working through its U.S. subsidiary, Chugai Pharma U.S.A., LLC, the Company is also conducting phase II clinical trials on GM-611, an agent for recovery of gastrointestinal motility and BO-653, an antioxidant agent. In addition, the Company established joint offices for the MRA business with Roche in the United Kingdom and is now making preparations for commencing of MRA clinical phase III trials for MRA (expected indication: rheumatoid arthritis) in the second half of 2004 in Europe and the United States. R&D expenses for the first quarter amounted to ¥11,024 million.

Development Pipeline (as of April 27, 2004)

Development code	Indication # Additional indication	Stage (Filing date)	INN Trade mark Dosage form	Origin (Collaborator)	Mechanism of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Filed Jul. 00	letrozole Femara™ Tablet	Novartis (Novartis Pharma)	Aromatase inhibitor
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin® Injection	Roche / Genentech	Humanized anti-HER2 monoclonal antibody
EPOCH	Cancer chemotherapy associated anemia #	Phase 3	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
MRA	Multiple myeloma	Phase 2 (France)	Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)			
R340	Colorectal cancer Gastric cancer #	Phase 2	capecitabine Xeloda® Tablet	Roche	Antimetabolite, 5-FU derivative
R1415	Lung cancer	Phase 2	erlotinib Tarceva™ Injection	Roche / Genentech	Anti epidermal growth factor receptor (EGFR/HER1)
CAL	Bone metastases	Phase 2 (US)	Injection	In-house	Humanized anti-PTHrP monoclonal antibody
	Hypercalcemia of malignancy	Phase 1 (Japan)			
AHM	Multiple myeloma	Phase 1 (UK)	Injection	In-house	Humanized anti-HM1.24 monoclonal antibody
CHC12103	Ovarian cancer Non-small cell lung cancer	Phase 1 Completed	Injection	Cell Therapeutics	Poly-(L-glutamic acid) –paclitaxel conjugate
R435	Colorectal cancer	Preparing for Phase 1	bevacizumab Injection	Roche / Genentech	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
R1273	Non-small cell lung cancer	Preparing for Phase 1	pertuzumab Injection	Roche / Genentech	HER dimerization inhibitory humanized monoclonal antibody
Bone and Joint					
LY139481/HCl	Osteoporosis in postmenopausal women	Approved Jan.04	raloxifene HCl Evista™ Tablet	Eli Lilly (Eli Lilly Japan)	Selective estrogen receptor modulator
MRA	Rheumatoid arthritis	Phase 3 (Japan)	Actemra™ Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 2 Completed (EU)	Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase 2 Completed	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase 2 Completed	Ibandronic acid Injection	Roche	Bisphosphonate
		Phase 1 Completed	Ibandronic acid Oral		

Development code	Indication # Additional indication	Stage (Filing date)	INN Trade mark Dosage form	Origin (Collaborator)	Mechanism of Action
MRA	Systemic onset juvenile idiopathic arthritis	Phase 2 (Japan)	Actemra™ Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 2 (UK)	Injection	In-house (Roche)	
CHS13340	Osteoporosis	Phase 2	Nasal spray	Daiichi Suntory Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Renal disease					
PB-94	Hyperphosphatemia	Approved Jul.03 (Taiwan)	sevelamer HCl Renagel® Tablet	Genzyme	Phosphate binding agent
EPOCH	Anemia in premature babies #	Filed Mar.02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
R744	Renal anemia Cancer chemotherapy associated anemia	Phase 1	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
Cardio/Cerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart® Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas™ Injection	In-house	Hydroxyl radical scavenger
BO-653	Restenosis in post-PTCA Coronary heart disease	Phase 1 (Japan) Phase2 (US)	Capsule	In-house	Antioxidant
Transplant, Immunology and Infectious disease					
R442	Chronic hepatitis C	Launched Dec.03	Peg-interferon alfa-2a Pegasys® Injection	Roche	Pegylated interferon alfa-2a (recombinant)
Ro64-0796	Prophylaxis of influenza in adults #	Filed Jun.03	oseltamivir phosphate Tamiflu® Capsule	Roche	Influenza anti-viral agent
R964	Chronic hepatitis C	Phase 3	ribavirin Copegus™ Tablet	Roche	Anti-viral agent in combination with Pegasys®
MRA	Crohn's disease	Phase 2	Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
MRA	Systemic lupus erythematosus (SLE)	Phase 1 (US)	Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody

Other field					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar. 02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
MRA	Castleman's disease (Orphan drug status in Japan)	Filed Apr.03 (Japan)	Actemra™ Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)	Injection	In-house (Roche)	
FS-69	Enhancement of ultrasound images	Phase 2/3	Injection	Alliance	Ultrasound contrast agent for diagnostic imaging
R212	Obesity	Phase 2 Completed	orlistat Xenical™ Capsule	Roche	Lipase inhibitor
VAL	Post-hepatectomy/ Liver transplantation	Phase 2	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Preparing for Phase 1	Oral		
GM-611	Gastroparesis (Diabetic / Idiopathic)	Phase 1 Completed (Japan)	mitemcinal fumarate Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 (US)			
R483	Type 2 diabetes	Phase 1 Completed	Oral	Roche	Insulin sensitizer

Changes from the last announcement on February 13, 2004

Oncology
- EPOCH Started Phase III
- CHC12103 Completed Phase I

Bone and Joint
- R484 (injection) Completed Phase II
- R484 (oral) Completed Phase I

Other
- R450 Discontinued Clinical Development

Translation

March 25, 2004

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Telephone: 03-3273-0881

Chugai to Grant Stock Options (Stock Acquisition Rights)

Chugai Pharmaceutical Co., Ltd. (The Company), hereby announces that at a Board of Directors meeting held March 25th, 2004, the Company's Board of Directors approved the granting of stock acquisition rights in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of the granting of rights are as follows.

1. Scheduled Date for Granting Stock Acquisition Rights
   April 5, 2004

2. Number of Stock Acquisition Rights to be Granted
   2,320 stock acquisition rights (The number of shares per stock acquisition right shall be 100 shares)

3. Issue Price of Stock Acquisition Rights
   To be issued without receipt of consideration

4. Type/Number of Shares available under Stock Acquisition Rights
   232,000 shares of Chugai Pharmaceutical Co., Ltd. common stock

5. Amount to be Paid upon Exercise of Stock Acquisition Rights
   To be determined on April 5, 2004

6. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights
   To be determined on April 5, 2004.

7. Amount of Issue Price to be Credited to Paid-in Capital
   The amount of the issue price to be credited to paid-in capital is equal to the amount of the exercise price multiplied by 0.5. Any fraction less than one (1) yen as a result of this calculation shall be rounded up to the nearest yen.

8. Exercise Period of Stock Acquisition Rights
   From May 1, 2004 to March 25, 2014

9. Identity and Number of People to be Granted Stock Acquisition Rights
   A total of 26 people, including 6 Chugai directors, 19 Chugai executive officers and 1 director of an overseas subsidiary.

(Reference Data)

(1) Date of Board of Directors decision on resolution to be approved by the Regular General Meeting of Shareholders	February 13, 2004
(2) Date of approval by the Regular General Meeting of Shareholders	March 25, 2004

Translation

April 5, 2004

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Telephone: 03-3273-0881

Notice Concerning the Amount to be paid Upon Exercise of the Stock Options (Stock Acquisition Rights)

Chugai Pharmaceutical Co., Ltd. (The Company), hereby announces that today, based on the approval of the granting of stock acquisition rights in the Board of Directors meeting held March 25th, 2004, the amount to be paid upon the exercise of the stock acquisition rights and other details have been decided. The details are as follows.

1. Scheduled Date for Granting Stock Acquisition Rights
   April 5, 2004

2. Number of Stock Acquisition Rights to be Granted
   2,320 stock acquisition rights (The number of shares per stock acquisition right shall be 100 shares)

3. Type/Number of Shares available under Stock Acquisition Rights
   232,000 shares of Chugai Pharmaceutical Co., Ltd. common stock

4. Amount to be Paid upon Exercise of Stock Acquisition Rights
   167,500 yen per one Stock Acquisition Right (1,675 yen per one stock)

5. Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights
   388,600,000 yen

6. Amount of Issue Price to be Credited to Paid-in Capital
   838 yen per one stock

(Reference Data)

(1) Date of Board of Directors decision on resolution to be approved by the Regular General Meeting of Shareholders	February 13, 2004
(2) Date of approval by the Regular General Meeting of Shareholders	March 25, 2004

Media Release

Roche

Basel, 21 April 2004

First quarter exceeds expectations: 15% rise in sales results in further market share gains; Avastin successfully launched in United States

Roche Group

- Roche Group lifts core business sales by 15% in local currencies and 14% in Swiss francs
- Redemption of outstanding LYONs IV convertible notes further reduces debt and interest expense: transaction yields one-time after-tax gain of 613 million Swiss francs
- Outlook for the current year
  - Sales growth in both divisions to outpace global market
  - Margins in pharmaceuticals and diagnostics businesses improving as planned
  - Substantial increase in net income expected

Roche Pharmaceuticals

- Pharmaceuticals Division achieves double-digit sales growth in local currencies (+17%) and Swiss francs (+16%) - global market up 9%*
- Oncology franchise posts 27% growth. Avastin successfully launched in the United States
- Pegasys and Copegus: sales for first quarter already at 391 million Swiss francs
- Anti-anemia product CERA enters phase III clinical testing in patients with renal disease

* IMS, Moving Annual Total February 2003–January 2004.

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 8888
Fax 061 - 688 2775
http://www.roche.com

Roche Diagnostics

- Diagnostics Division grows twice as fast as the market, with sales up 10% in local currencies (+11% in CHF)
- Above-average sales growth in diabetes care and molecular diagnostics segments (+15% and +14%, respectively, in local currencies)
- Igen acquisition completed — strong growth in key immunodiagnostics segment (+24% in local currencies)

Roche recorded sales of 7.6 billion Swiss francs in the first quarter of 2004. Compared with the same period last year, this represents an increase of 15% in local currencies (+14% in CHF) for the Group's core businesses. The Pharmaceuticals Division continued to grow faster than the market, increasing its sales by 17% in local currencies (+16% in CHF). The Diagnostics Division gained additional market share on sales growth of 10% in local currencies (+11% in CHF).

Commenting on the first-quarter figures, Roche Chairman and CEO Franz B. Humer said, 'Roche has started the new year very well. Our Pharmaceuticals and Diagnostics Divisions continue to grow significantly faster than the market. The launch of Avastin in the United States makes us the only healthcare company in the world to supply four medicines that can help extend the lives of people with cancer and underscores our leadership in oncology. Barring unforeseen events, our continuing progress on the operational side and the redemption of our LYONs IV convertible notes will result in a substantial improvement in our net income this year and will also strengthen our balance sheet further.'

	2004	2003	% Change	
Sales from January to March	mCHF	mCHF	In CHF	In local currencies
Pharmaceuticals	5,646	4,888	16%	17%
Roche prescription	3,546	3,053	16%	16%
Genentech prescription	923	777	19%	29%
Chugai prescription	748	656	14%	12%
Prescription	5,217	4,486	16%	18%
OTC	429	402	7%	5%
Diagnostics	1,908	1,725	11%	10%
Core businesses (continuing businesses)	7,554	6,613	14%	15%
Vitamins and Fine Chemicals	-	743	-100%	-100%
Group	7,554	7,356	3%	3%

Finance: major step towards strengthening the Group's balance sheet

In early April Roche completed the call of its LYONs IV convertible notes. This marks a major step towards further reducing the Group's debt and strengthening its balance sheet. The notes were mainly exchanged for Genentech shares. The transaction yielded a one-time pre-tax gain of 968 million Swiss francs and an after-tax gain of 613 million Swiss francs for Roche. The transaction has reduced Roche's debt by 1.36 billion Swiss francs. The delivery of Genentech shares in exchange for the notes has decreased Roche's interest in Genentech by 2.5% to 55.3%. Roche continues to hold a majority stake in Genentech, and its successful relationship with the US biotechnology company will remain unchanged.

Pharmaceuticals Division

The Pharmaceuticals Division increased its sales by 17% in local currencies and 16% in Swiss francs in the first quarter of 2004. Sales of prescription medicines were up 18% in local currencies (+16% in CHF), with Roche, Genentech and Chugai all contributing to this strong growth with solid double-digit gains. Consumer Health also grew well ahead of the market, increasing its sales by 5%.

The division's oncology, virology and transplantation franchises continued to be the main drivers of growth in prescription drug sales. Sales of oncology products[1] were up 27%[2], with major contributions to growth coming from products such as MabThera (+33%), Herceptin (+27%) and Kytril (+28%). Pegasys and Copegus captured additional market share both in the United States and internationally, as combined sales of the two products reached 391 million Swiss francs in the first quarter. In the transplantation segment, CellCept and Valcyte/Cymevene continued on a growth path, with sales rising by 23% and 38%, respectively. Sales of NeoRecormon and Epogin advanced 5% in the face of intense price competition.

Sales of prescription medicines outpaced market growth[3] in all major regions. In North America sales increased by 22%, or twice as fast as the market (+11%), resulting in additional market share gains. European sales also grew at a double-digit rate (+17%), and thus substantially faster than the market average (+8%). Chugai likewise posted double-digit sales growth (+12%), despite a virtually stagnant Japanese market (+3%). In Latin America sales increased by 22% amidst an overall market recovery (+9%).

---

[1] Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (85%), Neutrogin, Picibanil, Avastin.

[2] Unless otherwise noted, all percentage changes are based on results in local currencies.

[3] Source: IMS, Moving Annual Total February 2003 - January 2004

Oncology: US launch of Avastin contributes to accelerated growth

Sales of MabThera/Rituxan (US: +21%; Japan: +177%; Europe/RoW: +56%) continued to grow strongly, driven by increased use in the first-line treatment of aggressive and indolent non-Hodgkin's lymphoma (NHL). In Europe 60% of patients with aggressive NHL and 34% of patients with indolent NHL are already being started on MabThera as first-line therapy.

Herceptin continued to deliver strong growth (+27%), particularly in Europe/RoW (+39%) and Japan (+28%). Herceptin combined with Taxotere has been shown to significantly improve survival in patients with an aggressive form of breast cancer. The data have been submitted to the European authorities to support a label extension for this drug combination.

Xeloda, for breast and colorectal cancer, continued to make a steadily growing contribution to the oncology franchise, posting sales growth of 34% in Europe, Latin America and Asia. Sales in the United States were down 49% for the first quarter, primarily due to changing wholesaler inventory levels and buying patterns; this trend should correct itself over the course of the year, however, as US prescriptions continue to grow at a strong +19% rate.

In the supportive cancer care segment, the division has begun rolling out Bondronat across Europe for use in patients with metastatic bone disease. Kytril, Roche's anti-emetic for controlling nausea and vomiting associated with cancer therapy, continues to show strong growth (+28%) in all major markets.

The first quarter was also marked by the approval and launch of Avastin in the United States for first-line treatment with chemotherapy in patients with advanced cancer of the colon or rectum. Filings for Avastin, the first anti-angiogenesis agent for cancer, have been granted priority review status in Switzerland, Australia and Canada. An application for European marketing authorisation was filed in December 2003.

Virology: Pegasys and Copegus drive growth

Pegasys and Copegus, Roche's combination therapy for hepatitis C, continued to show dynamic growth and gain market share, with combined sales of these two products rising to 391 million Swiss francs worldwide. In the last 12 months Pegasys and Copegus have posted sales of over 1 billion Swiss francs. Pegasys strengthened its market leadership in the United States (57%) during the first quarter. Programmes to develop Pegasys for additional indications are under way. In February, for example, Roche announced the results of a large-scale trial of the product in patients co-infected with HIV and HCV. Liver disease is the leading cause of hospital admissions and death in HIV/HCV co-infected patients. The trial patients who received Pegasys plus Copegus had the highest sustained virological response rate ever achieved in this patient population.

Sales of the anti-HIV drug Fuzeon, the world's first fusion inhibitor, were up by nearly one-third from the previous quarter and are expected to increase further now that the product has also been launched in the key Spanish and Italian markets. Reimbursement negotiations in several other EU countries are ongoing, as are programmes to increase acceptance of subcutaneous self-injection of the medicine.

Anemia: NeoRecormon and Epogin maintain their market position

NeoRecormon and Epogin, the leading treatments for anemia in patients with renal disease and cancer, posted 5% growth. Sales were affected by price erosion, which has resulted in flattening growth rates in the anti-anemia market, and by slow growth in the oncology segment early in the quarter. However, NeoRecormon sales in the oncology segment are expected to improve further thanks to the recent approval and launch of a more convenient and cost-effective pre-filled syringe for once-weekly dosing in patients with lymphoid cancers.

An extensive programme of phase III clinical trials with the newly developed anemia treatment CERA in patients with renal disease has commenced in Europe and the United States.

Transplantation: strong double-digit growth

CellCept (+23%), Roche's low-toxicity immunosuppressant for kidney, liver and heart transplantation and the top-selling branded immunosuppressant in the United States, continued to achieve impressive sales increases in the United States and all other key markets.

Combined sales of Valcyte and Cymevene were up 38%. This strong growth was driven primarily by the launch of Valcyte in a number of countries, following EU and US approval of the product in 2003 for the prevention of CMV disease in transplant patients.

Other major products

Sales of Xenical have stabilised (+1%). In March the European authorities approved an extension to Xenical's prescribing label based on the XENDOS study. The label now includes information on Xenical's ability to reduce the risk of developing type 2 diabetes. In addition, Sweden's reinstatement of reimbursement for the product has helped stimulate sales in Europe.

Tamiflu sales remained strong in Japan in the first quarter. Growing concerns about the avian flu and the potential for a pandemic in the coming years have led to intense discussions with the WHO and a number of government agencies.

A once-daily oral formulation of Bonviva/Boniva, a medicine for the prevention and treatment of osteoporosis, was approved by the European authorities in February 2004. Moreover, results from a new phase III trial indicate that once-monthly oral dosing of the drug is at least as effective as a once-a-day regimen, while at the same time promising to increase patient acceptance and enhance

treatment compliance. Publication of the final results and submission of approval applications to the European and US regulatory authorities are planned for this year.
Rocephin sales grew 4% in the first quarter. Strong sales were reported in North America because of the flu outbreak there. Sales erosion in Europe/RoW was less than anticipated due to the absence of generic competition in Italy.

Consumer Health: above-market growth

In the first quarter of 2004 sales of non-prescription (OTC) medicines, including sales by Chugai in Japan, grew 5% in local currencies (+7% in CHF) to 429 million Swiss francs. Excluding Chugai, the Group's consumer health sales grew by 8% in local currencies, significantly outpacing the market as a whole. This strong growth was fuelled by sales of the Group's most important OTC brands, which were up 10% in local currencies, and particularly by increased sales in the core markets of Spain (+19%), the United Kingdom (+14%), Brazil (+30%) and Turkey (+25%).
As previously announced, Roche is reviewing various strategic options for Roche Consumer Health. A decision is expected in the course of this year.

Diagnostics Division

Roche Diagnostics continued to grow significantly faster than the market in the first quarter of 2004. Divisional sales totalled 1.9 billion Swiss francs, a 10% increase over last year's first quarter results in local currencies (+11% in CHF). The first-quarter sales figures are substantially better than those of other leading diagnostics companies.

All regions once again contributed to growth. Double-digit sales gains were posted in Asia–Pacific, Latin America, Iberia and Japan. In Latin America sales benefited from the region's economic recovery. The market slowdown seen last year in the United States continued in the first quarter of 2004. After adjusting for special items (sale of product lines), however, Roche Diagnostics once again outpaced the US market by a significant margin. Worldwide sales growth was driven primarily by insulin pump sales, diabetes monitoring products, immunodiagnostics and the molecular diagnostics business. Sales gains in Europe were in the high single-digit range despite the cost containment measures implemented in a number of countries.

Diabetes Care: new products well received in the marketplace

Roche Diabetes Care extended its market leadership as sales rose 15% (+15 in CHF) compared with the very strong results posted a year earlier. Roche Diabetes Care is confident of its ability to maintain above-market growth worldwide.

The Accu-Chek Compact system is expected to continue delivering steady growth. In the first quarter Accu-Chek Go was launched in France and Austria, and Accu-Chek Advantage III was rolled out on schedule in the United States and Germany. Both devices offer users enhanced convenience.

The FDA is expected to conduct a re-inspection of Disetronic's Burgdorf facility in the third quarter of 2004, after issuing an advisory letter last year regarding production processes and documentation at the site.

Near Patient Testing: Urisys launched in United States; OMNI S available worldwide

While Roche Near Patient Testing posted a 1% decline in overall sales for the quarter (+0% in CHF), revenues in this business area show a 3% gain (+4% in CHF) if special items (sale of the OPTI product line and drugs-of-abuse testing business) are taken into account. In the primary care and patient self-testing segments, sales of coagulation meters and Accutrend cholesterol testing products showed double-digit growth. As part of a global market rollout, the Urisys 1100 was launched in the United States, strengthening Roche Diagnostics' position in the automated urinalysis segment. The global rollout of the OMNI S blood gas and electrolyte analyser continues and is making a major contribution to consolidating Roche's leading position in this segment.

The launch of Cobas IT 1000, an innovative data management software package for use at the point of care, is planned for the second quarter of 2004. This Internet-based solution will create additional incentives for customers to draw on the broad portfolio of products supplied by Near Patient Testing and will help Roche Diagnostics to extend its lead in the hospital point of care segment.

A contract signed in the first quarter of this year with Novation, one of the largest healthcare group purchasing organisations in the United States, will generate additional sales momentum.

Centralized Diagnostics: immunochemistry drives growth

Overall, sales by Roche Centralized Diagnostics increased 5% (+8% in CHF). Sales of immunodiagnostic products grew well ahead of the market, increasing by 24% (+27% in CHF). The completed acquisition of Igen has created additional potential for growth in the immunodiagnostics market, the single largest diagnostics segment, currently worth over 8 billion Swiss francs. Mounting demand for tools designed to optimise laboratory workflow is expected to provide an additional stimulus for growth. Systems like Modular Pre-Analytics open up additional growth opportunities for Roche Centralized Diagnostics, the leading supplier of integrated analytical systems. The business area expanded its broad menu of cardiac diagnostic tests by licensing in a highly sensitive immunoassay.

Molecular Diagnostics: women's health and blood screening the most important growth segments

Roche Molecular Systems increased its sales by 14% in the first quarter (+13% in CHF). The blood screening and women's health segments were the biggest contributors to growth.

Sales of screening tests to ensure the safety of blood products were fuelled by the signing of new contracts in expanding markets and by the introduction of additional tests. Roche Diagnostics strengthened its leading position in the Asia–Pacific region and Japan, for example, by expanding its partnership with Asian blood banks. The Cobas AmpliScreen HIV-1 Test was approved in the United States for testing blood plasma and donor organs. Preparations for filing an application for AmpliChip CYP 450 as an in vitro diagnostic are moving ahead as planned. Roche intends to submit applications to the US and European authorities this year. European approval is expected in the middle of 2004.

The European launch of an HPV test in April of this year is an important landmark in the development of Roche's women's health portfolio. It is the first PCR-based test for detecting HPV and is capable of identifying all 13 high-risk subtypes of the virus.

Following a decline in 2003, sales to industrial customers were up 14% (+5% in CHF) for the first quarter.

Applied Science: return to growth

Following last year's noticeable downturn, the biotechnology market returned to healthy growth, with Roche Applied Science posting a 10% rise in sales in this segment (+9% in CHF). The introduction of additional components for the LightCycler 2.0 system, offering an even wider range of applications for PCR technology, and a focus on genomics and life science research will contribute to further growth.

This media release, including a full set of tables, can be found at

http://www.roche.com/med-corp-detail-2004?id=1167&media-language=e

1. Sales January to March 2003 and 2004

	2003	2004	% change	
January - March	CHF m	CHF m	In CHF	In local currencies
Pharmaceuticals	4,888	5,646	16	17
Roche Prescription	3,053	3,546	16	16
Genentech Prescription	777	923	19	29
Chugai Prescription	656	748	14	12
Prescription	4,486	5,217	16	18
OTC	402	429	7	5
Diagnostics	1,725	1,908	11	10
Continuing Businesses	6,613	7,554	14	15
Vitamins and Fine Chemicals[1]	743	-	-100	-100
Roche Group	7,356	7,554	3	3

[1] consolidated until 30 September 2003

2. Quarterly local sales growth by Division in 2003 and 2004

	Q2 2003 vs. Q2 2002	Q3 2003 vs. Q3 2002	Q4 2003 vs. Q4 2002	Q1 2004 vs. Q1 2003
Pharmaceuticals	25	28	20	17
Roche Prescription	9	13	24	16
Genentech Prescription	24	22	21	29
Chugai Prescription	242	274	13	12
Prescription	25	28	21	18
OTC	23	28	6	5
Diagnostics	7	7	12	10
Continuing Businesses	20	22	18	15
Vitamins and Fine Chemicals[1]	-4	-7	-100	-100
Roche Group	17	19	6	3

[1] consolidated until 30 September 2003

3. Core Division's quarterly sales in 2003 and 2004

CHF millions	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004
Pharmaceuticals	4,888	5,237	5,373	6,053	5,646
Roche Prescription	3,053	3,210	3,321	3,659	3,546
Genentech Prescription	777	814	875	916	923
Chugai Prescription	656	755	731	1,014	748
Prescription	4,486	4,779	4,927	5,589	5,217
OTC	402	458	446	464	429
Diagnostics	1,725	1,820	1,837	2,027	1,908
Continuing Businesses	6,613	7,057	7,210	8,080	7,554

4. Top 20 prescription medicines sales[1] and local growth[2] in the first quarter of 2004: US, Japan and Europe/Rest of World

	Total		US		Japan		Europe/RoW	
	CHF m	%	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	782	33%	484	21%	39	177%	259	56%
Neo Recormon/Epogin	489	5%	-	-	171	7%	318	4%
Pegasys/Copegus	391	236%	191	194%	8	-	192	281%
Cellcept	369	23%	176	18%	5	34%	188	29%
Rocephin	369	4%	219	13%	11	3%	139	-8%
Herceptin	328	27%	136	16%	22	28%	170	39%
Xenical	146	1%	27	-14%	-	-	119	6%
Roaccutan/Accutane	116	-33%	53	-46%	-	-	63	-13%
Xeloda	115	-11%	36	-49%	4	-	75	34%
Nutropin/Protropin	109	11%	106	11%	-	-	3	-7%
Kytril	109	28%	46	43%	26	4%	37	31%
Tamiflu	108	-1%	-8	-	87	6%	29	191%
Dilatrend	104	14%	-	-	-	-	104	14%
Cymevene/Valcyte	86	38%	51	41%	-	-	35	32%
Pulmozyme	84	15%	48	16%	-	-	36	13%
Neutrogin	76	6%	-	-	76	6%	-	-
Activase/TNKase	63	-1%	56	-4%	-	-	7	39%
Madopar	61	6%	-	-	4	4%	57	6%
Inhibace/Inhibace +	57	13%	-	-	3	10%	54	13%
Lexotan	52	-1%	-	-	4	30%	48	-2%
Fuzeon	31	-	20	-	-	-	11	-

[1] Roche Rx, Genentech Rx and Chugai Rx combined
[2] versus 2003

5. Top 20 prescription medicines quarterly local sales growth[1] in 2003 and 2004

	Q2 2003 vs. Q2 2002	Q3 2003 vs. Q3 2002	Q4 2003 vs. Q4 2002	Q1 2004 vs. Q1 2003
MabThera/Rituxan	37%	32%	30%	33%
NeoRecormon/Epogin	139%	124%	7%	5%
Pegasys/Copegus	1450%	1260%	610%	236%
Cellcept	17%	26%	20%	23%
Rocephin	-4%	2%	22%	4%
Herceptin	32%	26%	19%	27%
Xenical	-11%	-11%	-11%	1%
Roaccutan/Accutane	-49%	-40%	-25%	-33%
Xeloda	50%	10%	3%	-11%
Nutropin/Protropin	8%	4%	9%	11%
Kytril	16%	11%	3%	28%
Tamiflu	-	-	207%	-1%
Dilatrend	22%	18%	17%	14%
Cymevene/Valcyte	1%	37%	5%	38%
Pulmozyme	15%	6%	26%	15%
Neutrogin	-	-	-6%	6%
Activase/TNKase	10%	2%	-15%	-1%
Madopar	1%	6%	4%	6%
Inhibace/Inhibace +	-13%	3%	-4%	13%
Lexotan	-11%	-3%	-11%	-1%

[1] Roche Rx, Genentech Rx and Chugai Rx combined

6. Prescription medicines quarterly local sales growth[1] US in 2003 and 2004

	Q2 2003 vs. Q2 2002	Q3 2003 vs. Q3 2002	Q4 2003 vs. Q4 2002	Q1 2004 vs. Q1 2003
MabThera/Rituxan	33%	30%	22%	21%
NeoRecormon/Epogin	-	-	-	-
Pegasys/Copegus	-	-	1489%	194%
Cellcept	5%	25%	21%	18%
Rocephin	4%	9%	50%	13%
Herceptin	20%	20%	11%	16%
Xenical	-1%	-24%	-13%	-14%
Roaccutan/Accutane	-59%	-52%	-36%	-46%
Xeloda	57%	-15%	-31%	-49%
Nutropin/Protropin	8%	4%	9%	11%
Kytril	23%	12%	-3%	43%
Tamiflu	-	-	355%	-
Dilatrend	-	-	-	-
Cymevene/Valcyte	-1%	57%	-5%	41%
Pulmozyme	13%	3%	36%	16%
Neutrogin	-	-	-	-
Activase/TNKase	8%	3%	-7%	-4%
Madopar	-	-	-	-
Inhibace/Inhibace +	-	-	-	-
Lexotan	-	-	-	-

[1] Roche Rx and Genentech Rx combined

7. Prescription medicines quarterly local sales growth Japan[1] in 2003 and 2004

	Q2 2003 vs. Q2 2002	Q3 2003 vs. Q3 2002	Q4 2003 vs. Q4 2002	Q1 2004 vs. Q1 2003
MabThera/Rituxan	24%	39%	153%	177%
NeoRecormon/Epogin	-	-	2%	7%
Pegasys/Copegus	-	-	-	-
Cellcept	19%	22%	20%	34%
Rocephin	25%	6%	22%	3%
Herceptin	58%	40%	16%	28%
Xenical	-	-	-	-
Roaccutan/Accutane	-	-	-	-
Xeloda	-	-	-	-
Nutropin/Protropin	-	-	-	-
Kytril	13%	9%	8%	4%
Tamiflu	139%	-	117%	6%
Dilatrend	-	-	-	-
Cymevene/Valcyte	-	-	-	-
Pulmozyme	-	-	-	-
Neutrogin	-	-	-6%	6%
Activase/TNKase	-	-	-	-
Madopar	-1%	-2%	3%	4%
Inhibace/Inhibace +	-5%	-63%	-28%	10%
Lexotan	19%	-16%	-5%	30%

[1] Chugai Rx

8. Prescription medicines quarterly local sales growth Europe/Rest of World[1] in 2003 and 2004

	Q2 2003 vs. Q2 2002	Q3 2003 vs. Q3 2002	Q4 2003 vs. Q4 2002	Q1 2004 vs. Q1 2003
MabThera/Rituxan	53%	38%	42%	56%
NeoRecormon/Epogin	37%	33%	14%	4%
Pegasys/Copegus	442%	351%	290%	281%
Cellcept	33%	29%	21%	29%
Rocephin	-17%	-7%	-9%	-8%
Herceptin	43%	31%	31%	39%
Xenical	-15%	-7%	-11%	6%
Roaccutan/Accutane	-31%	-13%	-12%	-13%
Xeloda	38%	35%	27%	34%
Nutropin/Protropin	12%	5%	-4%	-7%
Kytril	8%	12%	8%	31%
Tamiflu	-	-	154%	191%
Dilatrend	22%	18%	17%	14%
Cymevene/Valcyte	1%	9%	12%	32%
Pulmozyme	19%	12%	10%	13%
Neutrogin	-	-	-	-
Activase/TNKase	30%	1%	-49%	39%
Madopar	2%	6%	3%	6%
Inhibace/Inhibace +	-13%	11%	-1%	13%
Lexotan	-12%	-3%	-12%	-2%

[1] Roche Rx

May 12, 2004

Translation

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel: 03-3273-0881

Announcement of a Complaint filed against Chugai

Chugai Pharmaceutical Co., Ltd. (Head office: Chuo-ku, Tokyo / President & CEO: Osamu Nagayama) announces that it has received the following complaint on May 10, 2004 (issue date of the complaint: April 20, 2004).

1. Party Who Filed the Complaint
   (1) Name: Ajinomoto Co., Ltd.
   (2) Address: 1-15-1 Kyobashi, Chuo-ku, Tokyo, Japan
   (3) Representative: Kunio Egashira, President & CEO

2. Contents of the Complaint
   (1) Amount of damages sought: ¥3,000,000,000.-
   (2) Interest of 5% per annum on due amount, from May 11, 2004 until fully paid

3. Reason for Action
   It is alleged by Ajinomoto that products manufactured and sold by Chugai (Epogin & Neutrogin) are an infringement of their process patent right.

4. Prospects
   Ajinomoto has articulated in the complaint that the total amount of damage caused by the infringement is no less than ¥38,200,000,000, and this complaint seeks for a partial payment of the total damage. However, we are confident that our products do not infringe on Ajinomoto's patent, and plan to vigorously pursue our defense through the entire court process to prove non-infringement.
   Therefore, no changes are expected to be made to the financial prospects of fiscal 2004 announced on February 13, 2004.

May 18, 2004

Translation

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:03-3273-0881

Notice of Early Retirement Program

Chugai Pharmaceutical Co., Ltd. (Head office: Chuo-ku, Tokyo / President & CEO: Osamu Nagayama) announced the implementation of an Early Retirement Program as detailed below.

1. Reasons for the Implementation

Since forming the strategic alliance with F. Hoffmann-La Roche (Roche) in October 2002, Chugai has aimed to maximize the Company's business operations as one of the top Japanese R&D-oriented pharmaceutical companies possessing global management platforms, by maximizing synergies within the Roche Group.

The implementation of the Early Retirement Program aims to support the outplacement of employees by increasing the options available in order for them to fulfill their respective life plans, as well as simultaneously enhancing alliance synergies by creating the optimum total headcount within the Chugai Group now that overall business operations have stabilized since the alliance 2 years ago.

2. Contents of the Early Retirement Program

(1) Eligibility: Employees aged 40 or over as of September 30, 2004

(2) Number of Applicants: Unspecified as a voluntary program

(3) Retirement Payments: Additional retirement payments will be paid on top of regular retirement payments to eligible personnel

(4) Application Period: Late July 2004 - early August 2004

(5) Retirement Date: September 30, 2004

3. Impact on Business Prospects

Special payments incurred under this Early Retirement Program are scheduled to be processed during fiscal 2004. The amount will be announced when the number of applicants is finalized.

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

Translation

New Product Release of the "Varsan Chokugeki Jet"
Zero In On Cockroaches With a Newly Developed, High-Powered / Direct-Hit Blast Nozzle

March 1st, 2004 (Tokyo) – Chugai Pharmaceutical Co., Ltd.("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the release of "Varsan Chokugeki Jet", a new aerosol insecticide for cockroaches from the "Varsan" line of home-use insecticides.

"Varsan Chokugeki Jet" is an aerosol insecticide for cockroaches containing imiprothrin (pyrethroid) in its formula which features a superior, instant extermination action for fast moving cockroaches. Utilizing a newly developed, Chugai-original 'direct hit' nozzle, "Varsan Chokugeki Jet" facilitates usage by featuring an easy-to-use trigger type spray lever. In addition, by increasing its propellant force, it is possible to hit cockroaches without being in their close proximity. By utilizing a substance with a low amount of impurities even among scentless solutions, the product satisfies the "no unpleasant residual odor" demand which came to light after our customer research. The products are made readily available in both a 300mL and 450mL type.

With this new product, Chugai endeavors to broaden the Varsan product line up and continue to enforce its efforts through aggressive advertising and store front promotions in order to enhance the level of hygiene and comfort in the lives of people.

"Varsan Chokugeki Jet" Product Summary

Characteristics:

- Instant extermination of fast moving cockroaches by incorporating "imiprothrin" into its active ingredient.
- Possible to target cockroaches without being in their close proximity by utilizing a newly developed, high-powered/direct hit nozzle.
- No unpleasant residual scents after use.

Product	**Varsan Chokugeki Jet**	
Classification	Quasi Drug	
Application	Extermination of cockroaches	
Composition	Imiprothrin (Pyrethroid)	
Content Volume	300 mL	450 mL
Recommended Retail Price (Excluding Tax)	700 Yen	980 Yen
Sales Region	Nationwide (Pharmacies/Drug Stores)	


バルサン
ゴキブリ

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

Translation

Contribution of Para-transit Vehicles to Welfare Services

March 11, 2004 (Tokyo) –Since its 60th anniversary in 1985, Chugai Pharmaceutical Co., Ltd.("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] has been donating "specially equipped para-transit vehicles" each year to organizations providing social services to senior citizens throughout JapanReaching the twentieth year since the start of this social service, this year's annual donation of five cars will help reach a 20-year total of 106 "specially equipped para-transit vehicles" to all prefectures throughout Japan. Selection of the donation recipients was made under the guidance of the Central Community Chest of Japan and the Japanese Council of Social Welfare.

Various groups, institutions, and facilities have cooperated in carrying out services in response to the call heard throughout Japan for social benefit services to keep up with the rapid population rise of the elderly in recent years. In order to efficiently conduct various social services, a transportation service tying individual families to welfare service institutions becomes indispensable. Chugai firmly believes the continuing donation of these "specially equipped para-transit vehicles" is an integral part to its contribution to society.

The particular vehicle donated by Chugai is a wagon-type vehicle with a front capacity of three occupants (including driver) and a rear capacity of three occupants on wheelchairs. Loading and unloading of passengers on wheel chairs is facilitated by the use of a lift. In addition, the vehicle is equipped with two fixed seats and a foldable seat for the use by care personnel, making it possible to safely carry a total of 8 passengers comfortably. (When the foldable seat is in use, it will be possible to carry a total of two passengers on wheelchairs.) Toyota Hiace Super Long Commuters with automatic transmission were modified for social assistance with safety and functionality in mind by Develo K.K. (Main Office: Mito City), which is a leader in modifications for mobile assisted bathing vehicles, transportation vehicles, and the training in assisted bathing services.

Organizations Receiving Para-Transit Vehicle Donations in 2004

Fukui Prefecture	Katsuyama Social Welfare Organization	Date: March 17th (Wed) 2 pm- Place: On location
	Nakao 13-16, Kitadani-cho, Katasuyama-shi, Fukui 911-0004 Tel: 0779-83-1331	
Chiba Prefecture	Kamogawashi Social Welfare Council	Date: March 19th (Fri) 10:30 am- Place: On location
	Yairo 887-1, Kamogawa-shi, Chiba 293-0033 Tel: 0470-93-0606	
Koch Prefecture	Murotoshi Social Welfare Council	Date: March 19th (Fri) 4:30 pm- Place: On location
	Ryoke 87, Muroto-shi, Kochi 781-7109 Tel: 0887-22-1348	
Akita Prefecture	Kotooka Social Welfare Council	Date: March 24th (Wed) 1 pm- Place: On location
	Kado-aza Machiato 263, Kotooka-machi, Yamamoto-gun, Akita 018-2104 Tel: 0185-87-4511	
Okayama Prefecture	Kamogawacho Social Welfare Council	Date: March 26th (Fri) 10 am- Place: On location
	Enjo 540-4, Kamogawacho, Mitsu-gun, Okayama 709-2412 Tel: 0867-34-1522 *"Presentation Ceremony Hall" Shimogamo 1073-1, Kamogawacho, Mitsu-gun, Okayama Tel: 0867-34-1111	

Company Profile

Representative: President & CEO Osamu Nagayama

Paid-in Capital: 68.2 Billion Yen (as of December 2003)

Net Sales: 232.7 Billion Yen (April~December 2003, consolidated)

Number of Employees: 5,680 (as of December 2003, consolidated)


サービスカー

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

Translation

Launch of the Topical Analgesic Anti-Inflammatory Drug "Zenol EXUM® SX"

April 21st, 2004 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the launch of the hard gel-type, topical analgesic anti-inflammatory drug "Zenol EXUM® SX".

Zenol EXUM® SX is a hard gel type topical analgesic anti-inflammatory drug which exhibits great effectiveness against sore shoulders, back, and muscle aches thanks to its 3% composition of the active ingredient "Felbinac". The active ingredient, "Felbinac", a widely used non-steroid anti-inflammatory/pain relief drug, acts to reduce pain at its source by working on cyclo-oxgenase, the enzyme responsible for generating the algesic susbstance, prostaglandin.

Zenol EXUM® SX's many features include its unique hard gel type which allows for a clean application without messy hands or smearing, and its broad application surface allows for the easy application to shoulders and back areas.

With the release of this new product, Chugai endeavors to enhance the Zenol product lineup and promote its growth in the external application anti-inflammatory/pain relief drug market by further meeting consumer needs and by carrying out aggressive in-store promotions.

Product Outline

Product Name: Zenol EXUM® SX

Characteristics:

- 3% composition of Felbinac, as used in hospital applications
- Hard gel type made from solidifying clear gel application drug
- Hard gel form allows for clean application without messy hands, and smearing/stickiness. Possible to wear clothing immediately after application.
- Broad application surface allows for easy application to shoulders and back.
- Oversized deal allows for ease of rotation/use.

Active Ingredients (per 1 gram):

Felbinac	30mg
l-Menthol	30mg

Inactive Ingredients: propylene glycol, macrogol, polyoxyethlene castor oil, isopropanol, sodium stearate, 1,3 - butylene glycol, oleyl alcohol, squalane, pH regulator

Indications:

Shoulder tension and pain, back pain, muscle pain, joint pain, bruises, sprains, tendovaginitis (swelling/soreness of hands, wrists, and ankles), elbow pain (tennis elbow)

Dosage and Administrations:

After rotating the bottom dial and exposing 3 to 4mm of the medication, apply adequately on affected areas 2 to 4 times a day.

Packaging/Content:

43 grams

List Price:

Manufacturer's suggested retail price (excluding tax) 1,500 yen

Sales Areas:

All prefectures (Pharmacy, Drug Stores)


Zenol
ゼノール
エクサム®SX
〈ハードゲル〉
効きめの成分がジカに浸透
フェルビナク
3%製剤
肩こり・腰・筋肉の
痛みに効く
太塗り
手を汚さず塗れる
すぐ服が着られる
外用鎮痛消炎薬
Zenol
ゼノール
エクサム®SX
〈ハードゲル〉

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

Translation

Mr. Kiyoshiro Imawano Selected As New Guronsan Brand Image Character Country-Wide Advertising Campaign Starting May 17th (Mon)

April 22, 2004 (Tokyo) - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the selection of musician Mr. Kiyoshiro Imawano as the new image character for the long-selling health tonic Guronsan Brand. The advertising campaign for the Guronsan Brand will begin on May 17th (Mon).

Mr. Kiyoshiro Imawano is a vocalist who is considered to be an indispensable existence in Japanese rock music history, with an extremely strong following of loyal fans. Since starting a band which would later become the predecessor to the legendary rock band "RC succession", Mr. Imawano has continued to lead the Japanese rock scene for 40 years with his intense persona, unique melodic sounds, and his unmistakable high tone. Mr. Imawano has taken part in a wide range of activities through the creation of his many hit songs including "Ameagari No Yozorani" (night skies after the rain), "Toranjisuta Ragio" (transistor radio), his talked-about songs including "Ikenai Ruju Magiku" (forbidden rouge magic) and "Papa No Te No Uta" (song about father's hands), and by performing and making units with countless other musicians.
By nominating Mr. Imawano for our advertising campaign, we will send out the Guronsan Brand to the Japanese community as today's lively brand.

The long-selling Guronsan Brand has its roots in the original sales of "Guronsan® Tablets" (pharmaceutical drug) in 1953. Through its great success of the ampule-product "Guronsan® Oral Liquid" (pharmaceutical drug) in 1960, and the successive enhancement of its product line through the introduction of "Guronsan® Strong Oral Liquid" (pharmaceutical drug) and "Guronsan® G" (quasi drug), the Guronsan Brand continues to build an unshakeable position as the "trustworthy brand" enjoyed by countless many throughout the years.

Profile of Mr. Kiyoshiro Imawano

Birth Name: Kiyoshi Kurihara

Birth Date: April 2nd, 1951

Age: 53

Home Town: Tokyo

Brief Biography

Creates a band in junior high school which would later become the predecessor to the legendary "RC succession", making its major debut as a folk band during his high school senior year. His wide range of activities includes creating the hit songs "Ameagari No Yozora Ni" (night skies after the rain), "Toranjisuta Ragio" (transistor radio), "Suro Balaado" (slow ballad), his many sessions with musicians including the co-performance of "Ikenai Ruju Magiku" (forbidden rouge magic) with Ryuichi Sakamoto, and creating many units including "HIS" with Haruomi Hosono and Fuyumi Sakamoto. Also, his many activities and works including "tour de Oku-no-Hosomichi" (NHK), which follows the famous Haiku paths, "Oku-no-Hosomichi" on bicycle, and the authoring of children's books have continued to be the focus of public attention.



Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

Translation

Second Research Collaboration between Chugai and Roche

April 27, 2004 - Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] and F. Hoffmann-La Roche Ltd. ("Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today that the parties have signed a joint agreement to build a global infrastructure for collaborative research in the area of biotechnology based drug discovery.

Since the announcement of the strategic alliance between Roche and Chugai in December 2001, both parties have recognized the significance of sharing fundamental discovery technologies. In September 2002, the first research collaboration between the parties was established for small molecule research. Since then, the parties have worked together to further enhance their drug discovery synergies, and this second non-small molecule collaboration is the result.

Roche and Chugai believe that value of their strategic alliance is created through cooperative research efforts such as these alliances for small and biotech based molecule drug discovery. The parties' efforts are subject to the rights and obligations of other collaborations that each party respectively or jointly holds with third parties, both domestically and/or overseas.

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

Translation

Scientific Educational Film "Mystery of Erythropoiesis - Bonus from Apoptosis Research" Awarded at the Science and Technology Film Festival and TEPIA High-tech Video Contest

April 28th, 2004 (Tokyo) - The scientific educational film, "Mystery of Erythropoiesis - Bonus from Apoptosis Research", planned by Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] and produced by Sakura Motion Picture Co., Ltd. [Main Office: Shibuya-ku, Tokyo. President: Hideyo Murayama], was awarded the "Prize of Minister of Education, Culture, Sports, Science and Technology" as an outstanding model for a scientific film at the 45th Science and Technology Film Festival, and also the "TEPIA Grand Prix" award and "Award of Japan Association of Audiovisual Producers, Inc." at the 14th TEPIA High-tech Video Contest.

This educational film, which is aimed at physicians as well as scientific researchers, was produced under the direction of Professor Shigekazu Nagata of the Osaka University Graduate School Of Medicine and Graduate School Of Frontier Biosciences. Professor Nagata and his team have made some remarkable findings in their study of apoptosis, and have recently reported the discovery of a new phenomenon. Featuring this discovery, which is unique as a subject for a scientific film, this film offers interesting contents showing to scientists and others involved in scientific research the exciting ways in which cutting-edge research is carried out.

Chugai continues to dedicate itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world.

Reference

- Apoptosis – Suicidal destruction of cells upon receiving specific genetic signals (leading to the final degradation of DNA in the cell nucleus)

- Science and Technology Film Festival

  Main Sponsors

  Japan Science Foundation

  The Japan Science Film & Video Institution

  Japan Association Of Audiovisual Producers, Inc.

  Tsukuba Expo '85 Memorial Foundation

  Supporters

  Ministry of Education, Culture, Sports, Science and Technology (MEXT)

  Japan Broadcasting Corporation (NHK)

  Japan Newspaper Publishers and Editors Association (NSK)

  Keizai Koho Center

  Japan Audio-Visual Education Association (JAVEA)

- High-tech Video Contest

  Main Sponsor

  Machine Industry Memorial Foundation (TEPIA)

  Supporters

  Ministry of Economy, Trade and Industry (METI)

  Japan Business Federation

  Japan Association Of Audiovisual Producers, Inc.

May 11, 2004

Chugai Pharmaceutical Co., Ltd.
Eli Lilly Japan K.K.

For immediate release

Launch "EVISTA Tablets 60 mg" (raloxifene hydrochloride)
For the treatment of postmenopausal osteoporosis

Chugai Pharmaceutical Co., Ltd. (Head office: Chuo-ku, Tokyo / President: Osamu Nagayama) and Eli Lilly Japan K.K. (Head Office: Kobe City, Hyogo Prefecture / President Newton F. Crenshaw) today announced that the two companies would put on sale "EVISTA Tablets 60 mg", a treatment for postmenopausal osteoporosis, on May 12, 2004. "EVISTA Tablets 60 mg" was approved on January 29, 2004 in response to an application filed with the Ministry of Health, Labor and Welfare by Eli Lilly Japan, and was incorporated in the NHI (National Health Insurance) drug price list on April 23, 2004. Chugai and Eli Lilly Japan had signed an agreement for co-development and co-marketing of EVISTA in December 1995 and jointly developed the drug. In Japan, Chugai and Eli Lilly Japan will concurrently market the drug with the unified product name of "EVISTA Tablets 60 mg" or in "one brand, two channels" marketing strategy.

"EVISTA Tablets 60 mg" is one of the compounds called the Selective Estrogen Receptor Modulators (SERM) that work to inhibit bone resorption by combining with estrogen receptors. However it is not a hormone like an estrogen. In addition, as is shown by the name "Selective Estrogen Receptor Modulators", EVISTA is unique in acting differently on different kinds of tissues. In fact, it acts like an estrogen on the bone, but, differently from an estrogen, shows less stimulating action on the breast and uterus.

"EVISTA Tablets 60 mg" can be taken once daily at any time of the day with or without food.

"EVISTA Tablets 60 mg" is a drug discovered and developed by Eli Lilly and Company (Head office: Indianapolis, Indiana / Chairman, President and CEO: Sidney Taurel) In the United States, it was launched as the first SERM drug that prevents postmenopausal osteoporosis. In 1999, the drug was also indicated for the treatment of postmenopausal osteoporosis. At present, EVISTA is approved in more than 90 countries and has so far been prescribed to over 10 million women after menopause. In 2003 calendar year, worldwide sales of EVISTA reached 922.1 million dollars, a 12 per cent increase over the preceding year.

In reviewing EVISTA, overseas regulatory authorities evaluated results of the MORE (Multiple Outcome of Raloxifene Evaluation) study that is a large-scale clinical trial (a multi-center, placebo-controlled, double-blind, randomized comparative study between parallel groups).

In Japan, Chugai and Eli Lilly Japan jointly carried out a clinical trial for the purpose of submitting an approval application by extrapolating overseas data. As a result of comparison of pharmacokinetics between the Japanese and foreigners, it was extrapolated that dose adjustment was not necessary, and that there was no pathological difference in osteoporosis between the two races. Because of these, the two companies carried out a bridging study in Japan to examine efficacy and safety of the drug and evaluate similarity between the two races. As a result, EVISTA's usefulness as a treatment for osteoporosis in Japanese population was shown and the similarity between overseas and Japanese clinical trials was confirmed. As a result, the Ministry of Health, Labor and Welfare approved the drug.

Once a person becomes bedridden because of bone fracture caused by osteoporosis, the person's quality of life deteriorates and the burden on the family who care the patient and on society that spends money for nursing care increases. Hence, prevention of bone fracture is increasingly important and the need for a drug with scientifically proved effect to prevent bone fracture is expected to increase more than ever.

For further information, contact:
Chugai Pharmaceutical Co., Ltd.
Nobuyuki Yamaguchi, Corporate Communications Dept. Tel. 03-3273-0881 Fax. 03-3281-6607

Eli Lilly Japan K.K.
Takako Mitsui, Access & Marketing Communications Tel. 078-242-9614 Fax. 078-242-9169

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<Attachment >

About the MORE study

The MORE study enrolled 7,705 women with postmenopausal osteoporosis (postmenopausal women under 80 years of age diagnosed with primary osteoporosis). These women were divided into a group with an existing vertebral fracture and another group without an existing vertebral fracture. The members of each group were assigned to subgroups taking placebo, EVISTA 60mg or EVISTA 120 mg. The main items for evaluation in the study were the preventative effect on new vertebral fracture and the increase in bone mass density (BMD).

In the MORE study of 36 months, EVISTA lowered the incidence of new vertebral fracture by 55 per cent in women without an existing vertebral fracture, and by 30 per cent in women with an existing vertebral fracture.

Also, in women who were administered EVISTA for 12 months (one year), the incidence of new vertebral fracture with subjective symptoms declined 68 per cent, showing that the drug's effect appears even in early stages of administration. Also, in women who were administered EVISTA for 48 months (four years), the incidence of new vertebral fracture with subjective symptoms declined, suggesting that the drug's effect to prevent bone fracture lasts for a long time.

As for the rate of change in the lumber BMD (bone mass density), once daily administration of EVISTA 60 mg for 36 months (three years) significantly increased the lumber BMD. The rate of increase from the baseline was 3.2%. In the bridging study in Japan, the rate of increase in the lumber BMD was 3.5% in 12 months.

In Japan, Chugai and Eli Lilly Japan jointly carried out a clinical trial for the purpose of submitting an approval application with the extrapolation of overseas data. As a result of comparison of pharmacokinetics between the Japanese and foreigners, it was extrapolated that dose adjustment was not necessary, and that there was no pathological difference in osteoporosis between the two races. Because of these, the two companies carried out a bridging study in Japan to examine efficacy and safety of the drug and evaluate similarity between the two races. As a result, EVISTA's usefulness as a treatment for osteoporosis in Japanese population was shown and the similarity between overseas and Japanese clinical trials was confirmed. As a result, the Ministry of Health, Labor and Welfare approved the drug.

About osteoporosis


Normal bone trabeculae


Bone trabeculae with osteoporosis

Osteoporosis is a disease characterized by the porous bone, in which fracture of the vertebra or femoral neck easily occurs (See photos above). Osteoporosis is a disease notably seen in women, in particular, after menopause. In Japan, it is said that eight million out of 10 million osteoporosis patients are with postmenopausal osteoporosis. However, it is estimated that only 25 per cent of postmenopausal osteoporosis patients (some two million patients) are actually treated.

The more osteoporosis progresses, the more easily vertebral fracture occurs. The prevalence of vertebral fracture in Japanese women is reportedly higher than in foreign women (Fujiwara S, et al.: J Bone Miner Res.18, 1547-1553,2003). In the treatment of osteoporosis, it is important to prevent the first fracture of vertebra because the first one induces the second and later fractures. On the other hand, the incidence of femoral neck fracture that may confine the patient to bed increases after 70 years of age. It often occurs in connection with the injury caused by the fall in addition to osteoporosis.

####

General description of Evista Tablets 60 mg, a medicine for the treatment of postmenopausal osteoporosis

Generic name:	Raloxifene hydrochloride
Product (brand) name:	Evista Tablets 60 mg
Date of approval in Japan:	January 29, 2004 (Indication: postmenopausal osteoporosis)
Dosage and administration	Evista can be taken once daily at any time of the day regardless of the timing of meals.
Pharmacological action:	Raloxifene hydrochloride is one of the selective estrogen receptor modulators (SERMs) and produces the effect to inhibit resorption of the bone
Drug form	White, oval-shaped, film-coated tablet (A tablet contains 60 mg of raloxifene hydrochloride)
Manufacturing:	Evista Tablets 60 mg is manufactured at the manufacturing facility of a British subsidiary of Eli Lilly and Company (the parent company in the United States of America). Eli Lilly Japan K.K. imports the product from that subsidiary, carries out final packaging at its Seishin factory and make shipment.
NHI drug price	159.3 yen for a 60 mg tablet
Launch and distribution	Evista Tablets 60 mg is to be launched on May 12, 2004. Chugai Pharmaceutical Co., Ltd. and Eli Lilly Japan K.K. will use a "one brand, two channels" marketing scheme and distribute the product in parallel through the network of wholesalers under contract with each company
Usage in overseas:	Evista was first launched in January 1998 in the U.S. as a medicine for the prevention of postmenopausal osteoporosis. In 1999, the drug obtained the additional indication for the treatment of postmenopausal osteoporosis. At present, Evista is approved as a medicine for the treatment and prevention of postmenopausal osteoporosis. (In Japan, it is indicated only for the treatment of postmenopausal osteoporosis.)
Clinical trial in Japan	Chugai Pharmaceutical Co., Ltd. and Eli Lilly Japan K.K. cooperated in carrying out the domestic clinical development of raloxifene hydrochloride for the purpose of applying for approval with the extrapolation of overseas data. As a result of comparing pharmacokinetics between the Japanese and

foreigners, the companies could extrapolate that dose adjustment would not be necessary between the two races and that there would be no pathological difference in osteoporosis between them. The two companies therefore carried out a bridging study in Japan to examine efficacy and safety of the drug and to evaluate the similarity between the two races. As a result, the drug was proved useful as a treatment for osteoporosis in the Japanese and results of the bridging study were recognized to have similarity with results of a large-scale clinical trial carried out in overseas.

Side effects:

In a placebo-controlled clinical trial in Japan, side effects (including abnormality in clinical laboratory test values) were recognized in 117 cases (37.6 per cent) out of 311 cases that had taken Evista 30mg to 120 mg a day for the evaluation of safety. The most commonly reported side effects were 9 cases of hot flash (2.9 per cent), 9 cases of breast stiffening and enlargement (2.9 per cent), 5 cases of nausea (1.6 per cent), 5 cases of excessive sweating (1.6 per cent), 5 cases of essential pruritus (1.6 per cent) and 4 cases of lower extremity cramping (1.3 per cent) at the time of approval. In addition, while no case has actually occurred in the bridging study in Japan, venous thromboembolism (VTE) including deep-vein thrombosis (DVT), pulmonary embolism (PE) and retinal vein thrombosis (RVT) was reported as serious side effects that occurred as a result of the administration of Evista. The incidence of these side effects was 1.0 per cent (25 cases out of 2557 cases taking Evista 60 mg) and 0.9 per cent (24 cases out of 2572 cases taking Evista 120 mg)

General outline of the two companies

About Chugai Pharmaceutical Co., Ltd.

Corporate name:	Chugai Pharmaceutical Co., Ltd.
Founded	March, 1925
Established	March 1943
Paid-in capital	68,237 million yen
Head office:	1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Annual sales	232,748 million yen (Consolidated, December, 2003: Due to the change in the fiscal year, 2003 fiscal year is for 9 months.)
Number of employees	5,680 (Consolidated)
Lines of business	Manufacturing, distribution and import/export of prescription drugs and OTC drugs.

About Eli Lilly Japan K.K.

Corporate name:	Eli Lilly Japan K.K. (A 100 % subsidiary of Eli Lilly and Company of the U.S.)
Founded	November 1, 1975
Paid-in capital:	6,914 million yen
Head office:	7-1-5, Isogamidori, Chuo-ku, Kobe 651-0086
Representative:	Newton F. Crenshaw, President and General Manager
Annual sales:	60,017 million yen (net sales in 2003)
Number of employees:	About 1,500
Lines of business:	Marketing and distribution of medicines in diabetes and other endocrinology areas, schizophrenia and other CNS (central nervous system) areas and oncology areas

Chugai Pharmaceutical Co., Ltd.

[**Translation**: Please note that the following purports to be an accurate translation from the original 2004 Notice of Convocation of Chugai Pharmaceutical Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

March 3, 2004

To the Shareholders:

NOTICE OF CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE BUSINESS TERM ENDED DECEMBER 31, 2003

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of Chugai Pharmaceutical Co., Ltd.(the "Company") for the Business Term ended December 31, 2003. The meeting will be held as described below. In the event you are unable to attend the aforesaid meeting, please take necessary steps to exercise your voting rights upon the following matters to be resolved that can be reviewed in the attached "Reference Material Concerning Exercise of Voting Rights".

Yours very truly,

Osamu Nagayama
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
1-9, Kyobashi 2-chome, Chuo-ku, Tokyo

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 a.m. on March 25, 2004 (Thursday)
2. **Place of the Meeting:** Head Office of the Company, 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo

3. **Purpose of the Meeting:**
Matters for Reporting:

The Business Report for the Business Term (April 1, 2003 to December 31, 2003), the Balance Sheet as of December 31, 2003 and the Income Statement for the aforesaid Business Term.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2003
Second Item of Business:	Election of Nine (9) Directors
Third Item of Business:	Election of Two (2) Corporate Auditors
Fourth Item of Business:	Granting of Retirement Gratuities to Retiring Directors and Retiring Corporate Auditors
Fifth Item of Business:	Issuance of Stock Acquisition Rights as Stock Option The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (from Page 13 to 14 in the English translation).
Sixth Item of Business:	Partial Amendments to the Articles of Incorporation The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (Page 15 in the English translation).

- End -

Chugai Pharmaceutical Co., Ltd.

[Translation]

BALANCE SHEET

(As of December 31, 2003)

(millions of yen)

ITEM	AMOUNT	ITEM	AMOUNT
ASSETS	**395,221**	LIABILITIES	**104,295**
Current Assets:	**244,500**	**Current Liabilities:**	**53,792**
Cash and deposits	27,497	Notes payable-trade	56
Notes receivable-trade	12,459	Accounts payable-trade	20,371
Accounts receivable-trade	99,958	Short-term loans payable	11
Marketable securities	30,694	Accounts payable	10,666
Products	28,786	Accrued expenses	13,302
Work in process	14,489	Consumption tax, etc. payable	241
Raw materials and Inventories	8,952	Reserve for bonus	4,128
Prepaid expenses	867	Reserve for sales returns	498
Income taxes receivable	5,653	Reserve for sales rebates	2,043
Deferred tax assets	8,839	Other	2,472
Short-term loans receivable	1,021		
Other	5,925		
Allowance for doubtful receivables	- 646		
Fixed Assets:	**150,720**	**Fixed Liabilities:**	**50,503**
		Bonds with stock acquisition rights	6,312
Tangible Fixed Assets:	**88,956**	Convertible bonds	3,438
		Long-term loans payable	1,000
Buildings	44,309	Reserve for retirement benefits	39,220
Structures	3,057	Reserve for retirement gratuities for retiring Directors and Corporate Auditors	511
Machinery and equipment	18,486	Other	20
Vehicles and delivery equipment	91		
Tools, furniture and fixtures	6,471		
Land	9,870	SHAREHOLDERS' EQUITY	**290,925**
Construction in progress	6,669		
		Common Stock:	**68,237**
Intangible Fixed Assets:	**1,371**	**Capital Surplus:**	**88,099**
		Additional paid-in capital	88,099
Patents, etc.	1,371	Other capital surplus	0
		Net unrealized gain on treasury stock	0
Investments and Other Assets:	**60,392**	**Retained Earnings:**	**138,222**
		Legal reserve	6,480
Investment securities	17,046	Voluntary reserve	94,624
Shares of subsidiaries	6,081	Reserve for advanced depreciation of fixed assets	1,404
Long-term loans receivable	240	General reserve	93,220
Long-term prepaid expenses	6,907	Unappropriated retained earnings for the business term under review	37,117
Deferred tax assets	20,391		
Deposit and guarantee	4,219	**Net Unrealized gain on securities**	**2,303**
Other	5,808		
Allowance for doubtful receivables	- 303	**Treasury shares, at cost:**	**- 5,936**
TOTAL of Assets	**¥395,221**	**TOTAL of Liabilities and Shareholders' Equity**	**¥395,221**

[Translation]

INCOME STATEMENT
(From April 1, 2003 to December 31, 2003)

(millions of yen)

ITEM	AMOUNT	
	DETAILS	TOTAL
RECURRING PROFIT AND LOSS		
Operating Profit and Loss		
Operating Income:		
Net sales		222,138
Operating Expenses:		
Cost of sales	81,256	
Reversal of reserve for sales returns	288	
Selling, general and administrative expenses	102,719	183,687
Operating Profit:		**38,451**
Non-Operating Profit and Loss		
Non-Operating Income:		
Interest and dividend receivable	717	
Other non-operating income	3,241	3,959
Non-Operating Expenses:		
Interest payable	210	
Other non-operating expenses	1,819	2,029
Recurring Profit:		**40,380**
SPECIAL PROFIT AND LOSS		
Special Profit:		
Gain on sales of fixed assets	3,466	
Licensing fee of sales rights	3,294	
Gain on sale of investment securities	1,312	8,073
Special Loss:		
Office closing costs	2,027	2,027
Income before Income Taxes:		**46,425**
Income Tax, Resident Tax and Enterprise Tax		15,467
Adjustment for Income Taxes		3,726
Net Income:		**27,232**
Retained Earnings brought forward from the previous business term		9,885
Unappropriated Retained Earnings at end of business term under review:		**37,117**

[Translation]

Details of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2003: (Provisional)

Item	Amount (in yen)
Unappropriated retained earnings at end of business term under review	37,117,597,193
Reversal of voluntary reserve	98,910,310
Reserve for advanced depreciation of fixed assets	98,910,310
Total	37,216,507,503
The Company proposes that the above will be appropriated as follows:	
Dividends (¥13.00 per share)	7,102,089,761
Bonus to Directors	90,390,000
Reserve for voluntary reserve	20,000,000,000
General reserve	20,000,000,000
Retained earnings to be carried forward to the next business term	10,024,027,742

[Translation]

REFERENCE DOCUMENT CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all shareholders:

5,459,139

2. Items of Business and Matters for Reference:

First Item of Business: **Approval of the Proposed Appropriation of Retained Earnings for the Business Term ended December 31, 2003**

The proposal for appropriation of retained earnings is as stated on page 6 of the Exhibit attached hereto.

The Company's basic policy of appropriation of retained earnings is that, while maintaining the basic policy of paying dividends in correlation with business results, the Company strives to reinforce its financial structure and maintain and improve a stable distribution of dividends for business development in the future.

With respect to a year-end dividend for the business term under review, the Company would like to propose ¥13 per share in order to return profits to its shareholders. Since the accounting period of the business term under review is nine months, the Company paid no interim dividends. As a result, the annual dividends for the business term under review will be ¥13 per share, an increase of ¥1 per share from the total dividends of ¥12 per share obtained by prorating ¥16 per share declared for the previous business term on the basis of the nine-month period.

Second Item of Business: **Election of Nine (9) Directors**

Of eleven (11) Directors, the term of office of nine (9) Directors, namely, Messrs. Osamu Nagayama, Yuji Suzawa, Ken-ichiro Gocho, Motoo Ueno, Ryuzo Kodama, Etsuro Ogata, Franz B. Humer, William M. Burns and Wataru Ogawa will expire at the closing of this Annual General Meeting of Shareholders. Therefore, it is proposed that nine (9) Directors be elected.

The candidates are as follows:

Candi-date No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies		Number of Shares of the Company Owned
1	Osamu Nagayama (Apr. 21, 1947)	Nov. 1978	entered into the Company	229,455 shares
		Mar. 1985	Member of the Board of Directors & Deputy General Manager of Development and Planning Dept. of the Company	
		Feb. 1986	Member of the Board of Directors & Deputy General Manager of Personal Healthcare Div. of the Company	
		Mar. 1987	Senior Vice President & Member of the Board of Directors of the Company	
		Mar. 1989	Deputy President & Representative Director of the Company	
		Sep. 1992	President & CEO, Chairman of the Board of Directors of the Company (to present)	
2	Motoo Ueno (Aug. 11, 1957)	Apr. 1984	entered into the Company	292,057 shares
		Oct. 1991	General Manager of London Representative Office of the Company	
		Mar. 1993	Member of the Board of Directors of the Company & General Manager of London Representative Office of the Company	
		Nov. 1994	Member of the Board of Directors & General Manager of Medical Information Div. of the Company	
		Jan. 1995	Member of the Board of Directors & General Manager of Clinical Research Div. of the Company	
		June 1996	Member of the Board of Directors & Deputy General Manager of Research and Development Div. of the Company	
		June 1997	Senior Vice President & Member of the Board of Directors, Deputy General Manager of Research and Development Div. of the Company	
		Jan. 1998	Senior Vice President & Member of the Board of Directors of the Company, in charge of Product Planning	
		June 1998	Senior Vice President and Deputy Director of Pharmaceutical Business of the Company	
		June 2000	Senior Vice President & Member of the Board of Directors of the Company	
		June 2002	Deputy President & Member of the Board of Directors of the Company (to present)	

[Translation]

3	Ryuzo Kodama (Jan. 10, 1947)	Apr. 1969 June 1997 July 1998 Oct. 1998 June 2000 June 2002 Apr. 2003 June 2003	entered into The Sumitomo Bank, Ltd. Director and General Manager of New York Branch of the said bank Director, General Manager of Americas Division and General Manager of New York Branch of the said bank Director and General Manager of Americas Division of the said bank Managing Director, Executive Managing Officer and General Manger of Americas Division of the said bank Senior Vice President and Director of the Company Senior Vice President and Member of the Board of Directors, General Manager of Finance & Accounting Dept. of the Company Senior Vice President & Member of the Board of Directors of the Company (to present)	1,000 shares
4	Akira Okazaki (Jan. 10, 1940)	Apr. 1962 Feb. 1992 Jan. 1995 June 1997 June 1998 Oct. 1998 June 2000 Oct. 2002 Oct. 2003	entered into the Company Manager of Drug Metabolism & Pharmacokinetics Research Laboratories Plant Manager of Ukima Plant Member of the Board of Directors & General Manager of Production & Distribution Div. of the Company Vice President & General Manager of Production & Distribution Div. of the Company Vice President & General Manager of Pharmaceutical Production Div. of the Company Vice President of the Company Senior Vice President of the Company Senior Vice President & Managing Director of Technology & Production Group (to present)	11,312shares
5	Yasuo Maeno (May 12, 1942)	Apr. 1965 Jan. 1995 Oct. 1997 June 1998 Oct. 1999 Oct. 2002 Oct. 2003	entered into the Company Department Manager of Marketing Dept. of the Company Department Manager of Post Marketing Research Dept. of the Company Vice President & Department Manager of Medical Business Dept. of the Company Vice President of the Company Senior Vice President & General Manager of Sales & Marketing Div. of the Company Senior Vice President & Managing Director of Sales & Marketing Group of the Company (to present)	0 share

[Translation]

6	Tatsumi Yamazaki (May 29, 1947)	Oct. 1980 entered into the Company Feb. 1993 Head of Laboratory of Molecular Science of the Company June 1996 Department Manager of Research Planning & Coordination Dept. of the Company Oct. 1997 Department Manager of Research Administration Dept. of the Company June 1998 Vice President & Department Manager of Research Administration Dept. of the Company June 1999 Vice President of the Company Oct. 2002 Senior Vice President & General Manager of Research Div. of the Company Oct. 2003 Senior Vice President & Managing Director of Research & Development Group of the Company (to present) (Representative of Other Companies) Representative Director of C&C Research Laboratory, Ltd.	0 share
7	Etsuro Ogata (Jan. 5, 1932)	Feb. 1962 graduated from the post-graduate school – Biology of University of Tokyo (DMSc) Apr.1973 Assistant Professor – Internal Medicine of University of Tsukuba Apr. 1975 Professor of University of Tsukuba and Professor – Health Service Center of University of Tokyo May 1979 Professor – Internal Medicine IV of University of Tokyo Apr. 1992 Deputy Director of Medical Center of Japanese Foundation for Cancer Research May 1992 Professor Emeritus of University of Tokyo (to present) July 1993 Director of Medical Center of Japanese Foundation for Cancer Research Feb. 2002 Director Emeritus of Medical Center of Japanese Foundation for Cancer Research (to present) June 2002 Member of the Board of Directors of the Company (to present)	10,000 shares

8	Franz Bernhard Humer (July 1, 1946)	Sep. 1971 Nov. 1973 Oct. 1981 July 1986 Sep. 1987 Sep. 1989 Sep. 1993 Apr. 1995 June 1995 Jan. 1996 Jan. 1998 Apr. 2001 Oct. 2002	entered into ICME Zurich entered into Schering-Plough Corporation entered into Glaxo Holdings plc Director of Glaxo Holdings plc, Director of Marketing Development & Product Licensing Managing Director of Glaxo Pharmaceutical Limited, U.K. Director of Glaxo Holdings plc Chief Operating Director of Glaxo Holdings plc Member of Board of Directors of Roche Holding Ltd., in charge of Management Strategies, Member of Corporate Executive Committee, Director of Pharmaceuticals Division Director of Genentech, Inc. (to present) Director & Chief Operating Officer of Roche Holding Ltd. Chief Vice President of Roche Holding Ltd. Chairman of the Board of Directors and Chief Vice President of Roche Holding Ltd. (to present) Member of Board of Directors of the Company (to present)	0 share
9	William M. Burns (Oct. 12, 1947)	Sep. 1969 Sep. 1986 Jan. 1988 Mar. 1991 Mar. 1995 Mar. 1998 Jan. 2000 Jan. 2001 Oct. 2002	entered into Beecham Pharmaceuticals Director of Sales & Marketing, Roche Welwyn UK Head of Pharmaceuticals Division, Roche Welwyn UK Director of Global Head of Strategic Marketing & Business Development of F. Hoffmann-La Roche Ltd Member of the Board of Roche Registration Ltd. (to present). Head of Europe/International of Pharmaceuticals Division of F. Hoffmann-La Roche Ltd. Member of Corporate Executive Committee of the Roche Holding Ltd. (to present) Head of Pharmaceuticals Division of F. Hoffmann-La Roche Ltd. (to present) Member of the Board of Directors of Nippon Roche Member of the Board of Directors of the Company (to present)	0 share

(Notes) 1. Dr. Etsuro Ogata, Dr. Franz B. Humer and Mr. Williams M. Burns satisfy the condition of external Directors prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

2. In addition to the above-stated post, Dr. Franz B. Humer simultaneously assumes multiple positions of officers with representative power of several companies in Roche Group.

Third Item of Business: **Election of Two (2) Corporate Auditors**

Of four (4) Corporate Auditors, the term of office of two Corporate Auditors, namely, Messrs. Kenichi Fujinawa and Kazunobu Kobayashi will expire at the close of this Annual General Meeting of Shareholders.

Therefore, it is proposed that two (2) Corporate Auditors be elected.

This Item of Business has obtained the consent of the Board of Corporate Auditors.

The candidates are as follows:

Candi-date No.	Name (Date of Birth)	Summary of Career and Representation of Other Companies		Number of Shares of the Company Owned
1	Yasunori Fujii (July 10, 1941)	Apr. 1964	entered into The Long-Term Credit Bank of Japan, Limited	0 share
		June 1991	General Manager of London Branch of the said bank	
		June 1993	Managing Director of Kumagai Gumi Co., Ltd.	
		Apr. 1995	Senior Managing Director of Kumagai Gumi Co., Ltd.	
		Mar. 2002	Auditor of Risa Partners, Inc. (to present)	
		Apr. 2002	Special Assigned Professor of Shizuoka Sangyo University (to present)	
2	Toshio Kobayashi (Aug. 25, 1950)	Mar. 1974	graduated from Faculty of Law, Kyoto University	0 share
		Mar. 1978	LLM, Graduate School of Law, Waseda University	
		June 1980	registered as attorney-at-law (Daini Tokyo Bar Association)	
		June 1986	LLM, Harvard Law School	
		Jan. 1990	Partner, The Law Firm of Tsunematsu Yanase & Sekine (currently The Law Offices of Nagashima Ohno & Tsunematsu) (to present)	
		Jan. 1997	Corporate Auditor of Intertek Testing Services Japan K.K. (to present)	
		Mar. 1998	Corporate Auditor of US Filter Japan Co., Ltd. (to present)	
		Feb. 1999	Corporate Auditor of Japan Lease Collection Service Co., Ltd.	
		Apr. 1999	Corporate Auditor of Singtel Japan Co., Ltd. (to present)	
		July 2000	Corporate Auditor of Singapore Telecom Japan Co., Ltd. (to present)	

(Note) Messrs. Yasunori Fujii and Toshio Kobayashi satisfy the condition of external Corporate Auditors prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of *Kabushiki Kaisha.*

Fourth Item of Business: Granting of Retirement Gratuities to Retiring Directors and Retiring Corporate Auditors

It is proposed that retirement gratuities be granted to the following Directors, namely, Messrs. Yuji Suzawa, Ken-ichiro Gocho and Wataru Ogawa, who will retire from the position of Directors by expiry of their terms of office at the close of this Annual General Meeting of Shareholders and the following Corporate Auditors, namely, Messrs. Kenichi Fujinawa and Kazunobu Kobayashi, who will retire from the position of Corporate Auditors by expiry of their terms of office at the close of this Annual General Meeting of Shareholders, to the extent of a reasonable amount to be determined in accordance with the prescribed rules of the Company, in order to reward their valuable services to the Company. The Company proposes to entrust the decisions of specific amount, the date of presentation, and methods thereof, etc. to the Board of Directors with regard to the retiring Directors and to the Board of Corporate Auditors with regard to the retiring Corporate Auditors.

The summary of career of retiring Directors and Corporate Auditors is as follow:

Name	Summary of Career	
Yuji Suzawa	Mar. 1993	Executive Vice President & Member of the Board of Directors of the Company
	Mar. 1995	Executive Vice President & Representative Director of the Company
	June 1998	Deputy President & Representative Director of the Company (to present)
Ken-ichiro Gocho	Mar. 1993	Member of the Board of Directors of the Company
	June 1996	Senior Vice President & Member of the Board of Directors of the Company
	June 1999	Executive Vice President & Member of the Board of the Company
	June 2002	Deputy President & Member of the Board of the Company
	Oct. 2002	Deputy President & Representative Director of the Company (to present)
Wataru Ogawa	Oct. 2002	Deputy President & Representative Director of the Company
	July 2003	Member of the Board of the Company (to present)
Kenichi Fujinawa	June 1998	Full-time Corporate Auditor of the Company (to present)
Kazunobu Kobayashi	June 2001	Full-time Corporate Auditor of the Company (to present)

[Translation]

Fifth Item of Business: **Issuance of Stock Acquisition Rights as Stock Option**

Pursuant to Articles 280-20 and 280-21 of the Commercial Code, the Company would like to issue stock acquisition rights as stock option to its Directors and employees on the terms and conditions stated below:

1. Reason for offering stock acquisition rights on particularly favorable conditions
   Stock acquisition rights are offered without charge to the directors and employees of the Company and its subsidiaries without charge and on the conditions stated below, for the purposes of enhancing motivation and morale, securing top-class human resources and improving the Company's performance.

2. Persons to whom stock acquisition rights are assigned
   Stock acquisition rights are assigned to the directors and employees of the Company and its subsidiaries.

3. Conditions of the issuance of the stock acquisition rights
   (1) Type and number of shares subject to stock acquisition rights
   Up to 240,000 shares of the Company's common stock
   When the Company should declare stock splits or reverse stock splits, the number of the shares subject to stock acquisition rights shall be adjusted according to the following equation. Provided, however, that such adjustment shall be made to the number of the shares to which stock acquisition rights have not been exercised by the time of stock splits or reverse splits and that fractions smaller than one share shall be discarded.

   (Number of shares after adjustment) = (Number of shares before adjustment) * (Ratio of split or reverse split)

   If stock acquisition rights are succeeded upon absorptive merger or merger to establish a new company to be made between the Company and other companies, or company split or absorptive company split to be made by the Company, the number of shares shall be appropriately adjusted as needed.

   (2) Total Number of stock acquisition rights to be offered
   Up to 2,400 (100 common shares per stock acquisition right. When the adjustment as stipulated in the above (1) is made, similar adjustment shall be made.)

   (3) Price of stock acquisition rights
   Stock acquisition rights shall be offered without charge.

   (4) Amount to be paid for the exercise of each stock acquisition right
   The amount to be paid for the exercise of one stock acquisition right shall be the amount to be paid per share (determined by the method of the following paragraph) multiplied by the number of shares per stock acquisition right as stipulate in the above (2).
   The amount to be paid per share shall be the average of the closing prices of the Company's common stock on all trading days (except days on which the trading volumes are zero) in the month preceding the month in which the stock acquisition rights are issued, multiplied by 1.03 (fractions smaller than a yen rounded up).
   Provided, however, that if the above amount should be below the closing price on the day on which the stock acquisition rights are issued, such closing price shall be the amount to be paid per share. (If the trading volume should be zero on the preceding day, the closing price as mentioned in the above sentence shall be the closing price on the day before such day.)
   When the Company should declare stock splits or reverse stock splits, the amount to be paid per share shall be adjusted according to the following equation (fractions smaller than a yen rounded up).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid adjustment)} * \frac{1}{\text{(Ratio of split or reverse split)}}$$

When the Company should issue new shares or sell treasury shares at below market values (except for the exercise of stock acquisition rights and the conversion of convertible bonds pursuant to the Commercial Code before the enactment of the amendments to the Commercial Code (Law 128 of 2001)), the amount to be paid per share shall be adjusted according to the following equation (fractions smaller than a yen rounded up).

$$\text{(Amount to be paid after adjustment)} = \text{(Amount to be paid before adjustment)} * \frac{\text{(Number of outstanding shares)} + \dfrac{\text{(Number of newly issued shares)} * \text{(Amount to be paid per newly issued share)}}{\text{(Share price before new issue)}}}{\text{(Number of outstanding shares)} + \text{(Number of newly issued shares)}}$$

The number of outstanding shares in the above equation means the number of the Company's outstanding shares minus the Company's treasury shares. In the case of the sale of treasury shares, "number of newly issued shares" and "amount to be paid per share" shall be substituted by "number of treasury shares sold" and "selling price per share" respectively.

In addition, in case stock acquisition rights are succeeded upon absorptive merger or merger to establish a new company to be made between the Company and other companies, or company split or absorptive company split to be made by the Company, the number of shares shall be appropriately adjusted as needed.

(5) Exercise period of the stock acquisition right
From April 1, 2004 to March 25, 2014

(6) Conditions for the exercise of stock acquisition rights
(A) Stock acquisition right holders must maintain their positions as directors, auditors or employees of the Company or its subsidiaries at the time of the exercise of their rights, except where such persons have resigned at the expiration of their terms of office or retired under the age limit or for other good reasons.
(B) The other conditions shall be stipulated in the Stock Acquisition Right Assignment Agreement to be concluded between the Company and each person to whom stock acquisition rights are assigned in accordance with the resolutions by the shareholders meeting and the board of directors meeting.

(7) Conditions for cancellation of stock acquisition rights
(A If a merger agreement where the Company becomes a dissolving company is approved, or proposals for approval of a share exchange agreement or a share transfer by which the Company becomes a wholly-owned subsidiary is approved at the meeting of shareholders of the Company, stock acquisition rights may be cancelled without compensation.
(B) When stock acquisition right holders lose their rights pursuant to the above (6) before the exercise of their rights, such stock acquisition rights shall be cancelled without compensation.

(8) Limitation to the transfer of stock acquisition rights
Transfer of stock acquisition rights shall be subject to the approval by the board of directors.

Sixth Item of Business: Partial Amendment to the Articles of Incorporation

The Company would like to make a partial amendment to the Articles of Incorporation as described below:

1. The reasons for and intent of the amendment

   As a result of the enactment of the "Law regarding Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (*Kabushiki-Kaisha*)" (Law No. 132, 2003) which took effect on September 25, 2003, the Company is able to purchase its own shares upon resolution of the Board of Directors pursuant to the provisions of the Articles of Incorporation. The new provisions will be incorporated into the current Articles of Incorporation to enable the Company to take a flexible capital policy in response to changes in operating circumstances. The numbers of the Articles after Article 6 of the current Article of Incorporation will be renumbered accordingly.

2. Proposed amendment

   The proposed amendment is as follows:

(The amended words are underlined.)

Current Articles	Proposed amendments
CHAPTER 2 SHARES	CHAPTER 2 SHARES
<Newly Provided>	(Purchase of Shares) Article 6. The Company may purchase its shares upon resolution of the Board of Directors.
Article 6 to Article 32 <Omitted>	Article 7 to Article 33 <Same as provided in current Article 6 to Article 32>

- End -

CHUGAI PHARMACEUTICAL CO., LTD.

[Translated summary for informational purpose only]

March 25, 2004

To our Shareholders:

NOTICE OF RESOLUTION OF THE 93rd ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 93rd Annual General Meeting of Shareholders of the Company held today.

Yours very truly,

OSAMU NAGAYAMA
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
5-1, Ukima 5-chome, Kita-ku, Tokyo

PARTICULARS

Matters Reported: The Business Report for the 93rd Business Term (April 1, 2003 to December 31, 2003), the Balance Sheet as of December 31, 2003 and the Income Statement for aforesaid Business Term.

The contents of the Financial Statements above were reported.

Matters Resolved:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 93rd Business Term

This item was approved and resolved as originally proposed. The dividend for the end of the Term was decided to be ¥13.00 per share.

Second Item of Business: Election of Two (2) Directors

This item was approved and resolved as originally proposed.

Six Directors, namely Messrs. Osamu Nagayama, Motoo Ueno, Ryuzo Kodama, Etsuro Ogata, Franz Bernhard Humer and William M. Burns were reelected and three Directors, namely Messrs. Akira Okazaki, Yasuo Maeno and Tatsumi Yamazaki were newly elected and all assumed their respective offices.

Mr. Etsuro Ogata, Mr. Franz Bernhard Humer and Mr. William M. Burns satisfy the condition of external Director prescribed in Item 7-2, Paragraph 2, Article 188 of the Commercial Code

Third Item of Business: Election of Two (2) Corporate Auditors

This item was approved and resolved as originally proposed. Mr. Yasunori Fujii and Mr. Toshio Kobayashi were newly elected as Corporate Auditors and both assumed their offices.

Fourth Item of Business: Granting of Retirement Gratuities to Retiring Directors and Retiring Corporate Auditors

This item was approved and resolved as originally proposed.

Fifth Item of Business: Issuance of Stock Acquisition Rights as Stock Option

This item was approved and resolved as originally proposed.

Maximum of 2,400 units (240,000 shares of common stock of the Company) of stock acquisition rights will be issued as stock option to the Directors and employees of the Company and its subsidiaries.

Sixth Item of Business: Partial Amendment to the Articles of Incorporation

This item was approved and resolved as originally proposed.

- End -

Chugai R&D

May 5 & 6, 2004

ROCHE R&D DAY (Zurich, New York)

Dr.Tatsumi Yamazaki

Executive Vice President

Managing Director of Research & Development Group

CHUGAI

Roche A member of the Roche group

Forward Looking Statements

This presentation may include forward looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Chugai R&D

- ✓ Introduction
- ✓ Focus Therapeutic Areas
- ✓ Global Development
- ✓ Technology Advantages
- ✓ MRA Review

What can be achieved out of this alliance?

-Roche Group can utilize Japanese life-science capabilities through Chugai.

- ✓ *Japan is the 2nd largest pharmaceutical market.*
- ✓ *The Japanese government set 4 strategic R&D areas as part of its "Economy and Fiscal Policy" and promote R&D in life-science.*
  - ✓ *Biotechnology Strategy Guideline(2002), Pharma Industry Vision(2002)*
- ✓ *Chugai has unique networks between Japanese academia which generates products for the global market such as Sucralfate, Nicorandil & Granocyte.*
- ✓ *Chugai holds most established molecular biology technology in Japan and also No.1 share in the biopharmaceutical market.*

Chugai R&D Network


Chugai
IDEC
PDL
Pharma Logicals
MRC
RCAST
CAT
Universities
Abgenix
Central Inst. For Experimental Animals
Reverse Proteomics Res. Inst.
National Projects
Roche
Roche R&D Network

Japanese Rx Market Size of Chugai's Focus Therapeutic Areas

Japanese Rx market size was $77,618* Million in 2003 and Chugai ranked No.4(share 4%).

Cancer
$5,587 Million
↓
Chugai share 14%

Renal
$1,604 Million
↓
Chugai share 64%

Bone/Joint
$4,760 Million
↓
Chugai share 8%

Infection Immunity Transplantation
$19,044 Million
↓
Chugai share 3%

Cardiovascular
$15,969 Million
↓
Chugai share 2%

(*: 1 $=110 JPY)

(Source: IMS 2003 Jan.-Dec)

R&D Pipeline Summary

Research



Infection
Other
2
3
Metabolic
10
Oncology
32
9
Cardiovascular
8
8
Renal
Bone/Joint

72 Projects

Development
(Clinical Phase)



Other
3
Oncology
Infection
1
7
Metabolic
2
2
Cardiovascular
5
1
Renal
Bone/Joint

21 NMEs

New Molecule Entity Pipelines in Japan



Oncology
Cardiovascular
Renal
Immunology/virology
Bone/Joint
Others
21 NMEs in Japan
Major additional indications
MRA (Catsleman's Disease) Filed
Femara™ (Breast Cancer) Filed
Evista® (Osteoporosis) Appr.
Antevas™ (Subarachnoidal hemorrhage) Filed
FS-69 (Contrast agent) P II/ III
R744 (Renal Anemia) P II
Tarceva™ (Lung Cancer) P II
Copegus™ (Hepatitis C) P III
MRA (Rheumatoid Arthritis) P III
MRA (soJIA) P II
GM-611 (Gastroparesis) P II
Xenical™ (Obesity) P II
Bonviva™ (Osteoporosis) P II
VAL (Liver Regeneration) P II
Avastin™ (Colon cancer) Pre cli
CAL (Bone Metastasis/ Hypercalcemia) P II
CHC12103 (Solid tumors) P I
Omnitarg™ (Solid tumors) Pre cli
BO-653 (Post-PTCA Restenosis) P II
AHM (Multiple myeloma) P I
ED-71 (Osteoporosis) P II
CHS13340 (Osteoporosis) P II
R483 (Type2 Diabetes) P I
2010

Red: Products for global development　　Blue : Roche products

Growth Drivers in the Japanese Market

Product Name	Projected Filing Dates	No. of Patient Population in Japan
Pegasys + Copegus (Hepatitis C)	2005	400,000 – 500,000
MRA (Rheumatoid Arthritis)	2005	300,000
Avastin™ (Colorectal Cancer)	2007	100,000 – 150,000 *
Omnitarg™ (Solid Cancer)	2008	NSCLC : 70,000 - 90,000 * Breast Cancer: 30,000 - 40,000 * Prostate Cancer: 15,000 - 20,000 * Ovarian Cancer: 7,000 - 9,000 *

*:Incident case per year

Possible Candidates for Global Market

	Indication	Stage	Target Milestones in 2004
MRA	Multicentric Castleman's Disease	Filed	Approval in Japan
	Rheumatoid Arthritis	Phase 3	Initiate Phase 3 in EU/US
	Systemic Onset Juvenile Idiopathic Arthritis	Phase 2	Initiate Phase 3 in Japan
	Multiple Myeloma	Phase 2	Complete Phase 2 in EU
	Crohn's Disease	Phase 2	Complete Phase 2 in Japan
	Systemic Lupus Erythematosus	Phase 1	Phase 1 in US
GM-611	Gastroparesis	Phase 2	Complete Phase 2 in US
BO-653	Post-PTCA Restenosis	Phase 2	Complete Phase 2 in US
CAL	Bone Metastasis	Phase 2	Complete Phase 2 in US
	Hypercalcemia	Phase 1	Complete Phase ½ in Japan
ED-71	Osteoporosis	Phase 3	Enroll Phase 3 in Japan
CHS13340	Osteoporosis	Phase 2	Complete Phase 2 in Japan

Advantage of Chugai Technology for Drug Discovery

- Chemistry
  - Natural product library
  - Diverse chemical library shared by Roche
  - Established pro-drug technology generated Xeloda
  - Unique approach for nuclear receptor target
- Biology
  - Characteristic in vitro/in vivo techniques
  - Novel cell-based assay to identify target molecule
- Molecular Biology
  - Established technology cultivated by cytokines research such as rh-EPO and rhG-CSF.
  - Technology for antibodies
    - more than 20 projects in research phase, 3 projects in clinical phase
  - Smooth technology transfer to production by sufficient experience

Research and Production Facilities in Japan



R&D facilities
Production facilities
Bioproduct-related sites
Chugai Research Institute for Medical Science, Suwa Branch (Nagano)
Kagamiishi Plant (Fukushima)
Utsunomiya Plant (Tochigi)
Tsukuba Lab. (Ibaraki)
Ukima Lab. & Plant (Tokyo)
Kamakura Lab. & Plant (Kanagawa)
Fujieda Plant (Shizuoka)
Fuji Gotemba Laboratories (Shizuoka)

Research Facilities

Fuji Gotemba Laboratories
(Shizuoka)



Kamakura Laboratories
(kanagawa)



Tsukuba Laboratories
(Ibaraki)



Top Group in Bio-Manufacturing


Japan
EU
US
Roche
Basel / Penzberg
Mannheim / Branchburg
(Diagnostics)
Capacity
• Fermentation
• Purification
Chugai
Ukima
Utsunomiya
Capability
•Process development
•Formulation
•Quality control
Genentech
South SF
Vacaville

Utsunomiya Facilities
- 20KL operation starts 2004.1Q
- 60KL operation starts 2007

Bio-Production in Chugai

Ukima Plant


2,500L
2,500L
2,500L
2,500L
2,500L
2,500L

Utsunomiya Plant






10,000L
10,000L
10,000L
10,000L
10,000L
10,000L
10,000L
10,000L

Chugai-Roche R&D Collaboration

Research

- Small molecule research agreement
- Non-small molecule research agreement

Development

- Joint development team for MRA

Maximize synergies by collaboration and capitalizing on each other's strengths

MRA:Humanized anti-human interleukin 6 receptor MAb



Mouse anti-IL-6R monoclonal antibody
Chimeric anti-IL-6R monoclonal antibody
Humanized anti-IL-6R monoclonal antibody
CDR
Mouse variable region
Mouse constant region
Humanized region

Concept of Blocking IL-6 Signaling by MRA



sIL-6R
IL-6
MRA
Extracellula
region
gp130
IL-6R
Intracellular
region
Signal
transduction
Gene
expression

IL-6 : Multifunctional cytokines



FIB CRP
Acute phase proteins
Hepatocyte
Antibody production
B Cell
Growth
platelet diffentiation
Megakaryocyte
Myeloma cell
Pluripotential cell activation
Hematopoietic stem Cell
IL-6
T cell
Killer Tcell diffentiation
Mesangial Cell
PC12
Osteoclast
Epithelial Keratinocyte
Growth
Differentiation Neural cell
Activation
Growth

N. Nishimoto, K. Yoshizaki, T. Kshimoto, Nihon Naikagakkaizassi, 87:113 1998

Diseases Associated with IL-6

1. Castleman's disease   2. Rheumatoid arthritis

3. Crohn's disease   4. Multiple myeloma

5. Systemic lupus erythematosus

6. Juvenile idiopathic arthritis

7. Psoriasis   8. Amyloidosis

9. Cachexia(Cancer, HIV)   10. Ankylosing spondylitis

11. Diabetis   12. Atherosclerosis

13. Multiple sclerosis   14. Bechet syndrome

15. Bronchial asthma   16. Renal carcinoma

17. Prostate cancer   18. Septic shock

19.IgA nephropathy(Glomerular nephritis)

20. Vasculitis   21. Others

Target Diseases of MRA

- Rheumatoid Arthritis:RA
- Multiple Myeloma:MM
- Multicentric Castleman's Disease:MCD
- Crohn's Disease:CD
- Systemic Onset Juvenile Idiopathic Arthritis:soJIA
- Systemic Lupus Erythematosus:SLE

MRA:Result of Phase-II in RA patients in Japan



0,4,8 mg/kg MRA
Wash out
Last observation
-4 -2 0 2 4 6 8 10 12
Week
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
***
***
*
11 %
57 %
78 %
***
***
2 %
26 %
40 %
**
***
0 %
20 %
16 %
ACR20
ACR50
ACR70
*:p<0.05
**:p<0.01
***:p<0.001
Placebo N=53
4mg/kg N=54
8mg/kg N=55

Arthritis & Rheum. 2002; 46 (suppl.):1449

MRA vs TNF Blockers

	MRA	TNF blockers
Apoptosis	Augment	Suppress
Tumorigenesis	None	Possible
Autoantibody	Suppress	Induce
CNS demyelination	Suppress	Induce
Vasculitis	Effective	Suboptimal response
Secondary amyloidosis	Effective	Not effective
Immunogenicity	Low	Higher

Creating Value for Life

- As a member of the Roche group, Chugai will make a contribution with
  - having a responsibility for marketing in Japan,
  - proceeding the R&D activities for the future profit with the original synergistic and collaboration strategy.

Thank you

CHUGAI

Roche A member of the Roche group

Chugai Investor Relations Contact:

Investor Relations Group
Corporate Communications Department
Tel:+81-(0)3-3273-0554 Fax:+81-(0)3-3281-6607
E-mail: ir@chugai-pharm.co.jp
Yuji Yamashita, Masahiko Uchida, Kae Maeda

Creating Value for Life

CHUGAI

CHUGAI PHARMACEUTICAL CO., LTD.

Roche A member of the Roche group

藤林哲也(財務・経理部経理G)

差出人: IR窓口(広報・IR部)
送信日時: 2004年5月12日水曜日 10:09
件名: Chugai Info: About the Media Reporting on Sales Estimate of EVISTA

Date:2004/05/12
From:Kae Maeda, Chugai Pharmaceutical

****
About the Media Reporting on Sales Estimate of EVISTA
****

Dear Shareholders and Investors:

Yesterday, Chugai has released that "EVISTA Tablets 60 mg" (raloxifene hydrochloride) for the treatment of postmenopausal osteoporosis will be launched today.
Today, there were some mistakes in the media reportings regarding the sales estimate of the drug, and we would like to clarify the sales estimate as following.

Eli Lilly Japan has previously submitted a report to the authority, and in it, the sales estimate was written as 4.6 billion yen in the first year, and 20.4 billion yen in the sixth year.

These figures are on NHI price basis, and are the total of the sales by the two companies, Eli Lilly Japan and Chugai Pharmaceutical.
"Sixth year" means the year 2009, and "first year" is until March 2005.

If you have any questions, please do not hesitate to contact us.

Sincerely yours,

Kae Maeda
Investor Relations Group
Corporate Communications Dept.
Chugai Pharmaceutical Co. Ltd.

tel:+81-(0)3-3273-0554
fax:+81-(0)3-3281-6607
e-mail:ir@chugai-pharm.co.jp
web site:http://www.chugai-pharm.co.jp